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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------
                              HILLS STORES COMPANY
                           (NAME OF SUBJECT COMPANY)

                            ------------------------
                              HILLS STORES COMPANY
                       (NAME OF PERSON FILING STATEMENT)

                      COMMON STOCK                                  SERIES A CONVERTIBLE PREFERRED STOCK
               PAR VALUE $0.01 PER SHARE                                 PAR VALUE $0.10 PER SHARE

                       (TITLES OF CLASSES OF SECURITIES)

                            ------------------------

       431692102                                                 431692201


                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                            ------------------------

                               WILLIAM K. FRIEND
             SENIOR VICE PRESIDENT--SECRETARY AND CORPORATE COUNSEL
                              HILLS STORES COMPANY
                                  15 DAN ROAD
                          CANTON, MASSACHUSETTS 02021
                                 (781) 821-1000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

                             PAUL S. PEARLMAN, ESQ.
                      KRAMER LEVIN NAFTALIS & FRANKEL LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Hills Stores Company, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 15 Dan Road, Canton, Massachusetts 02021. The titles of the classes of equity securities to which this statement relates are the Company's common stock, par value $0.01 per share (the "Common Stock"), and the Company's Series A Convertible Preferred Stock, par value $0.10 per share, including, in each case, the associated preferred stock purchase rights (the "Preferred Stock," and together with the Common Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated November 18, 1998 (as amended or supplemented, the "Schedule 14D-l"), filed by Ames Department Stores, Inc., a Delaware corporation ("Ames"), and HSC Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Ames, with the Securities and Exchange Commission (the "Commission"), relating to an offer by the Purchaser to purchase all the issued and outstanding Shares for an amount equal to $1.50 per Share, net to the seller in cash (the "Offer Price"), and a deferred contingent cash right (the "Equity DCCR"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated
November 18, 1998, and the related Letter of Transmittal (together, as amended or supplemented, the "Offer Documents"). As more particularly described in Item 3(b) of this Schedule 14D-9 under "The Merger Agreement," each Equity DCCR will entitle the holder thereof to an amount equal to a pro rata share (rounded to the nearest cent) of 25% of the Net Recovery (as defined), if any, in the litigation (the "Hills Litigation") styled Hills Stores Company v. Bozic, et al. (Del. Ch., filed September 1995) and related claims and counterclaims.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 12, 1998 (the "Merger Agreement"), among Ames, the Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit 1 to this
Schedule 14D-9, and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding at the Effective Time (as defined below) (other than Shares held in the treasury of the Company, Shares owned by Ames, the Purchaser or any subsidiary of Ames or the Purchaser, and Shares held by stockholders who properly exercise their dissenters' rights under the Delaware General Corporation Law ("Delaware Law" or the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive the Offer Price, or any higher price per Share paid in the Offer, and the Equity DCCR (together, the "Merger Consideration"), without interest, upon the surrender of the certificate formerly representing such Share ("Certificate"). The Merger Agreement is summarized in Item 3(b) of this
Schedule 14D-9.

     In accordance with the Merger Agreement, the Purchaser is also making an offer (the "Note Tender Offer") to purchase all of the outstanding 12 1/2% Senior Notes due 2003 of the Company (the "Notes") for an amount equal to $550 for each $1,000 principal amount of Notes (the "Note Tender Cash Consideration") payable in cash, which amount includes all accrued and unpaid interest to but not including the date of payment, plus a deferred contingent cash right (the "Note DCCR"). Each Note DCCR will entitle the holder thereof to an amount equal to a pro rata share (rounded to the nearest cent) of 50% of the Net Recovery, if any, in the Hills Litigation. In conjunction with the Note Tender Offer, the Purchaser is seeking consents (the "Consents") of holders of Notes to certain proposed amendments to the indenture governing the Notes. A portion of the Note Tender Cash Consideration equal to $30 for each $1,000 principal amount of Notes is payment for delivery of a Consent by holders of the Notes before a specified Consent Date. Among other things, the Offer is conditioned upon the Purchaser having acquired not less than 66 2/3% in aggregate principal amount of the Notes.

     According to the Offer Documents, the principal executive offices of Ames and the Purchaser are located at 2418 Main Street, Rocky Hill, Connecticut 06067.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between (A) the Company or its affiliates and (B) certain of its executive officers, directors or affiliates are, except as noted below, described in the Company's Proxy Statement for the 1998 Annual Meeting of Stockholders held on June 17, 1998, excerpts of which are filed as Exhibit 2 to this Schedule 14D-9, and are incorporated herein by reference, under the headings "Beneficial Ownership," "Executive Compensation," "Employment Contracts," "Restricted Stock Agreements," "Compensation of Directors," "Stock Option Table," "Option Exercises in Fiscal 1997," and "Compensation Committee Report."

     On October 27, 1998, the Company entered into an Executive Employment Agreement with Chaim Y. Edelstein, Chairman and Chief Executive Officer of the Company, with a term expiring on May 1, 2000. The agreement provides for a base salary of $1,000,000 per year. In addition, under the terms of the agreement, Mr. Edelstein received a $500,000 signing bonus, which is required to be returned to the Company on a pro rata basis if Mr. Edelstein terminates the agreement without good reason (as defined) or is terminated for cause (as defined) prior to the expiration of the term, subject to certain exceptions.
Mr. Edelstein is also entitled to receive a success bonus of up to $1,500,000, if the Company engages during the term or, under certain circumstances, within a specified period thereafter in a capital transaction (as defined) in which the holders of the Common Stock of the Company receive consideration of at least $2.50 per share; the Company's common stock price exceeds $2.50 per share during certain specified time periods, subject to certain exceptions; or the Company's Board of Directors determines in the fair and reasonable exercise of its discretion that Mr. Edelstein has made a material contribution to the enterprise value of the Company. If Mr. Edelstein terminates his employment for good reason or if the Company terminates Mr. Edelstein's employment without cause, Mr. Edelstein will be entitled to receive, in a lump sum, payment of his remaining salary to the end of the term of the agreement and a continuation of his health insurance policies through the end of the term. In addition, Mr. Edelstein is entitled to terminate his employment following a change of control (as defined), and, in addition to the other benefits payable on termination for good reason, Mr. Edelstein will be entitled to receive up to $1,500,000, less the amount of any success bonus previously paid or payable to him, such difference to be pro rated based upon the term of the agreement elapsed prior to the date of termination. On November 6, 1998, Mr. Edelstein and the Company entered into a supplemental letter agreement relating to a business combination with Ames. The letter agreement provides that, if Ames acquires more than 51% of the Company's outstanding equity on or before June 30, 1999, then at the time Ames acquires such equity interest, Mr. Edelstein will receive, in a lump sum, payment equal to the full amount of the success bonus and the amount of his salary to the end of the term of the agreement. Thereafter, he will be required to continue his employment with the Company without any additional remuneration for a period of 60 days.

     On October 27, 1998, the Company entered into a severance agreement with Mr. Gregory K. Raven, the former president and chief executive officer of the Company. Under the terms of the severance agreement, which superseded the relevant provisions of Mr. Raven's employment agreement, Mr. Raven received a severance payment of $1,120,000 shortly after he resigned from his employment with the Company, and he will be entitled to receive an additional $280,000 in February 1999. In addition, if the Company engages in a change of control transaction (as defined) on or before January 31, 1999, Mr. Raven will be entitled to receive another $250,000. As provided in the severance agreement, Mr. Raven surrendered all of his outstanding options to purchase the Company's common stock, and was issued all 100,000 shares of restricted stock granted to Mr. Raven under his prior employment agreement, which shares, to the extent not previously vested, became fully vested, upon termination of his employment.

     On October 26, 1998, the Company entered into a severance agreement with Frederick L. Angst, the former executive vice president and chief merchandising officer of the Company. Under the terms of this agreement, Mr. Angst received a severance payment of $183,500 and terminated his employment agreement with the Company, which would have otherwise expired on July 22, 2000.

     On October 26, 1998, the Company adopted an executive retention bonus program. Under the program, executives named herein below will be entitled to receive a specified bonus if a covered change of control (as

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defined) occurs before June 30, 1999, in the case of a transaction with Ames, or
March 1, 1999, in the case of a transaction with any other person, and either the executive is actively employed with the Company on the date of the consummation of the transaction constituting the change of control or his employment has been previously terminated by the Company other than for cause
(as defined). Consummation of the Offer will constitute a covered change of control for these purposes. Bonuses are payable under the program as follows: C. Scott Litten, executive vice president and chief financial officer, $350,000; Michael R. Hamilton, executive vice president--operations, $168,000; William K. Friend, senior vice president, secretary and corporate counsel, $181,000; Joseph
J. Staffieri, senior vice president--human resources, $80,000; John M. Doyle, vice president--treasurer, $68,750; Richard C. Doran, assistant corporate counsel, $58,950; and Jonathan Kasdan, director--tax, $55,000.

     On November 11, 1998, the Company adopted short term retention bonus programs for certain of its employees. Under these programs the below-named executives will be entitled to receive a special bonus on the earlier of March 1, 1999 or the date of their termination. Bonuses are payable to executives under these programs as follows: Daniel L. Ostrowski, vice president--regional manager, $50,000; Jeffrey R. Sims, senior vice president--logistics, $50,000 and Alan M. Weingarden, senior vice president--chief information officer, $75,000.

     Except as described herein (including in Schedule II hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Ames or the Purchaser or the executive officers, directors or affiliates of Ames or the Purchaser.

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement which is filed with the Commission as an exhibit to this
Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Ames and the Purchaser with respect to, among other things, corporate organization, subsidiaries, certificate of incorporation and by-laws, capital stock, options or other rights to acquire Shares, authority to enter into the Merger Agreement and the Stock Option Agreement, no conflicts between the Merger Agreement, the Stock Option Agreement and applicable laws and certain agreements to which the Company or its assets may be subject, required consents, compliance with applicable laws, filings with the Commission, financial statements, absence of certain changes or events, litigation, employee benefit plans, labor and employment matters, disclosures in proxy statement and tender offer documents, owned and leased real and personal property, intellectual property, tax matters, environmental matters, material contracts, insurance, certain payments, licenses and permits, letters of credit, surety bonds and guarantees, brokers' and finders' fees, Year 2000, applicability of state takeover statutes, the Rights Agreement, receipt of the Financial Advisor Opinion and full disclosure.

     In the Merger Agreement, Ames and the Purchaser have made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement and the Stock Option Agreement, no conflicts between the Merger Agreement, the Stock Option Agreement and the certificate of incorporation and by-laws of Ames or the Purchaser or laws applicable to Ames or the Purchaser, required consents, financing, disclosures in proxy statement and tender offer documents, and brokers' and finders' fees.

     Conditions to the Merger. The obligations of the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Ames or the Purchaser, as the case may be, to the extent permitted by applicable law: (i) the Merger Agreement and the Transactions shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law and the Certificate of Incorporation, in order to consummate the Merger; (ii) any waiting period or extension thereof applicable to the

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Merger under the HSR Act shall have expired or been terminated; (iii) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect (which order or other action, the Company and Ames shall use their reasonable efforts to lift) and has the effect of making the acquisition of Shares by the Purchaser or any affiliate of the Purchaser or the consummation of the Merger illegal under applicable law or otherwise restricting, preventing or prohibiting under applicable law the consummation of the transactions contemplated by the Merger Agreement; (iv) the Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; (v) the Supplemental Indenture (as defined below) shall have been entered into and the Purchaser or its permitted assignee shall have purchased all Notes validly tendered and not withdrawn pursuant to the Note Tender Offer; and (vi) the Purchaser shall have received sufficient financing, on terms at least as favorable to it as those specified in the Commitment Letter, to pay the aggregate Merger Consideration payable under the Merger Agreement, to purchase the Notes pursuant to the Note Tender Offer and to satisfy the ongoing working capital needs of the Surviving Corporation.

     Note Tender Offer. Pursuant to the Merger Agreement, as promptly as reasonably practicable after the date of the Merger Agreement, but in no event later than five business days after the first public announcement of the execution thereof, and upon the terms and subject to the conditions of the Merger Agreement, the Purchaser or its designee shall make the Note Offer to Purchase. In connection with such Note Offer to Purchase, the Purchaser or its designee intends to solicit Consents from the holders of the Notes to amend or eliminate certain sections of the Indenture. The Purchaser's obligation to accept for payment and pay for the Notes and related Consents tendered pursuant to the Note Tender Offer is subject to the condition that (i) the aggregate principal amount of Notes validly tendered and not withdrawn prior to the expiration of the Note Tender Offer, combined with the Notes already owned by Ames, the Purchaser or any of their affiliates, constitutes at least 66 2/3% in aggregate principal amount of the then outstanding Notes at the expiration of the Note Tender Offer, (ii) the Purchaser receives Consents from at least
66 2/3% of the outstanding principal amount of the Notes, (iii) the Purchaser has acquired or is simultaneously acquiring not less than 51% of the then outstanding Shares (the "Stock Purchase Condition") and (iv) to other conditions (including, without limitation, the Minimum Stock Condition). The Note Tender Offer shall be made at a price of 55% of the principal amount of the Notes (which amount includes all accrued and unpaid interest to but not including the date of payment) plus a deferred contingent cash right, upon the terms and subject to the conditions of the Merger Agreement and the Note Tender Offer. In the Merger Agreement, the Purchaser expressly reserved the right to waive any condition, to increase the price payable for each Note and related Consent tendered in the Note Tender Offer, and to make any other changes in the terms and conditions of the Note Tender Offer; provided, however, that, without the consent of the Company, no change may be made which decreases the price payable for each Note and related Consent tendered in the Note Tender Offer, which reduces the Minimum Note Condition, which eliminates the Stock Purchase Condition, which otherwise modifies or amends the conditions to the Note Tender Offer or any other term of the Note Tender Offer in a manner that is materially adverse to the holders of the Notes, which imposes additional conditions to the Note Tender Offer, or which extends the expiration date of the Note Tender Offer beyond January 4, 1999 (except that the Purchaser may extend the expiration date of the Note Tender Offer through January 9, 1999 as required to comply with any rule, regulation or interpretation of the SEC). Subject to the terms and conditions of the Note Tender Offer (including, without limitation, the Minimum Note Condition), the Purchaser has agreed in the Merger Agreement to pay, as promptly as practicable after expiration of the Note Tender Offer, for all Notes and related Consents validly tendered and not withdrawn. At such time as the Purchaser receives Consents from at least 66 2/3% of the outstanding principal amount of the Notes, the Company has agreed to execute, and to cause the Guarantors party to the Indenture to execute, and to use all reasonable efforts to cause the trustee under the Indenture to execute, a supplemental indenture (the "Supplemental Indenture") in order to give effect to the amendments of the indenture contemplated in the Note Tender Offer documents; provided, however, that notwithstanding the fact that the Supplemental Indenture will become effective upon such execution, the proposed amendments set forth in the Supplemental Indenture (the "Proposed Amendments") will not become operative unless and until the Minimum Note Condition is satisfied and all the other conditions to the Note Tender Offer set forth in Annex B to the Merger Agreement have been satisfied or waived by Ames and the Purchaser, and the Purchaser accepts all Notes (and related Consents) validly tendered for purchase and payment pursuant to the Note Tender Offer. In

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such event, the parties to the Merger Agreement have agreed that the Proposed
Amendments will be deemed operative as of the date immediately prior to such acceptance for payment, and the Purchaser will thereafter be obligated to make all payments for the Notes (and related Consents) so tendered.

     Equity DCCRs. Pursuant to the terms of the Merger Agreement, the DCCR to be issued to holders of Shares (other than Ames or the Purchaser, or the Company, or their respective subsidiaries) in the Offer and the Merger will entitle each such holder to an amount equal to a pro rata share (rounded up to the nearest cent) of 25% of the Net Recovery (as defined below), if any. For these purposes a holder's pro rata share is a fraction, the numerator of which is the number of Shares held by such person immediately prior to the consummation of the Offer or at the time of the Merger, as the case may be, and the denominator of which is the total number of Shares outstanding immediately prior to the consummation of the Offer after giving effect to the exercise after the consummation of the Offer of any options, warrants and rights under the Company's Associate Stock Purchase Plan. The Merger Agreement defines the term "Net Recovery" to mean (1) the sum of (A) cash payments, if any, actually received by the Surviving Corporation in respect of a final, non-appealable judgment in or settlement (including any cash tax refund received by any defendant and paid over to the Surviving Corporation) of the Hills Litigation (as defined below) and any advances to other parties recovered by the Surviving Corporation and (B) amounts received after the consummation of the Offer from certain employees of the Company who settled related claims prior to such time or who otherwise make payments after such time in respect of such related claims (including any cash tax refund received by any such persons and paid over to the Surviving Corporation), together with any interest earned on the foregoing (such cash payments are hereinafter collectively referred to as, the "Cash Payment"), minus, without prioritization, (2) the sum of (A) the aggregate expenses incurred after consummation of the Offer by Ames, the Purchaser, the Company or the Surviving Corporation in prosecuting and defending the Hills Litigation and obtaining such Cash Payment, (B) the aggregate payments or advances by the Company or the Surviving Corporation after Consummation of the Offer to or on behalf of third parties relating to claims of indemnification in connection with the Hills Litigation, (C) a fee to be paid to members of the Litigation Committee (as defined below) to be designated by the Company's Board of Directors prior to the Consummation of the Offer as compensation for the performance of their services under the Merger Agreement in connection with the Hills Litigation, (D) any indemnification payments on behalf of the Litigation Committee pursuant to the applicable section of the Merger Agreement, and
(E) any payments or settlements made by the Surviving Corporation on counterclaims under the Hills Litigation.

     Certain Matters Relating to Deferred Contingent Cash Rights. The Merger Agreement provides that DCCRs will not (i) be transferable by any recipient thereof, except by will or pursuant to the laws of descent and distribution or by operation of law, (ii) be evidenced by a certificate or other instrument,
(iii) possess any voting rights, (iv) receive or be entitled to receive any dividends or interest, or (v) represent any equity interest in the Surviving Corporation.

     The Surviving Corporation will maintain books of record of the recipients of the DCCRs in the Offer, the Merger and the Note Tender Offer as provided by the Merger Agreement, which books of record shall show the names and addresses of the respective recipients of the DCCRs.

     Payment, if any, on the DCCRs will be made to the registered recipients thereof from time to time following the date, if ever, that the Surviving Corporation receives and accumulates $1,000,000 of previously undistributed Net Recovery after the establishment of a reasonable reserve. Such payments shall be made to the registered recipients of DCCRs at their respective addresses in the books of record of the Surviving Corporation. All Cash Payments shall be maintained in a segregated account until distributed and shall be invested in U.S. government obligations to the extent practicable, and any interest thereon shall be added to the Net Recovery.

     Unless otherwise agreed to by the three individuals (who will be reasonably acceptable to Ames and not have any independent interest in the Hills Litigation other than as a holder of DCCRs) designated by the Company's Board of Directors prior to the consummation of the offer to serve as the members of such committee (the "Litigation Committee"), the Surviving Corporation will continue to prosecute and defend the Hills Litigation; provided, however, that in no event will the Surviving Corporation be obligated to expend after consummation of the offer an amount in excess of $1,000,000 (the "Litigation Cap") in connection with such prosecution and defense, exclusive of payments or advances to or on behalf of other parties to the Hills Litigation relating to claims of indemnification. The Hills Litigation shall continue to be prosecuted and defended by the

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law firm of Kramer Levin Naftalis & Frankel LLP, unless otherwise agreed to by the Surviving Corporation and the Litigation Committee; provided, however, that the Surviving Corporation may engage other counsel to defend the Hills Litigation, in which case the costs of such defense shall not be included in the Litigation Cap; and, provided further, that, at such time as the Litigation Cap and any Non-Recourse Financing (as defined below) will have been expended, the Surviving Corporation shall have sole discretion in choosing a law firm to continue to prosecute the Hills Litigation. Subject only to the two foregoing sentences, and notwithstanding anything to the contrary in the Merger Agreement or otherwise, the Surviving Corporation will retain sole and exclusive control of the Hills Litigation, provided, however, that, unless the amount of the Litigation Cap and any Non-Recourse Financing have been expended, the Surviving Corporation will not settle or dismiss the Hills Litigation without the consent of a majority of the Litigation Committee, which consent will not unreasonably be withheld.

     Notwithstanding anything to the contrary in the Merger Agreement or otherwise, (i) no recipient of a DCCR will have any rights against the Surviving Corporation or its directors, officers, stockholders or affiliates or the Litigation Committee for any decision regarding the conduct or disposition of the Hills Litigation and (ii) the Surviving Corporation's determination of the amounts of the Net Recovery will be final, conclusive and binding on the recipients of the DCCRs, subject to review of such computation by the Litigation Committee. Notwithstanding anything to the contrary in the Merger Agreement or otherwise, any and all distributions of Net Recovery, if any, must be in compliance with applicable laws, including, but not limited to, applicable federal and state securities laws.

     The members of the Litigation Committee will have no other duties, rights or obligations except as specifically set forth in the applicable section of the Merger Agreement and no implied covenants or obligations will be read in to the Merger Agreement against such members. The Litigation Committee will be entitled to an aggregate fee (the "Committee Fee") of 2% of the Net Recovery, if any, less any Advances (as defined below) from the Surviving Corporation, as full compensation for the performance of their services under the Merger Agreement. The Surviving Corporation shall make an advance at the rate of $10,000 per annum to each member of the Litigation Committee (the "Advance") for a period equal to the earlier of three years from the Effective Time or the final distribution of all Net Recovery. Each such Advance shall be considered an expenditure by the Surviving Corporation in prosecution of the Hills Litigation.

     Subject to the next sentence, the Surviving Corporation will indemnify and hold harmless each member of the Litigation Committee from any third party judgments, losses, claims, damages and liabilities with respect to the performance of his responsibilities under the applicable section of the Merger Agreement (including reasonable attorneys fees, costs of investigation and other expenses reasonably incurred by the Litigation Committee in performing its responsibilities under the applicable section of the Merger Agreement), except to the extent that a court of competent jurisdiction issues a final decision that such member acted in bad faith or with gross negligence or willful misconduct. The foregoing obligation of indemnification will be limited to unexpended funds under the Litigation Cap and the amount of any Net Recovery.

     Notwithstanding anything to the contrary contained in the Merger Agreement or otherwise, if no payments on the DCCRs have been made by the fifth anniversary of the Effective Time, the DCCRs will expire and the Surviving Corporation will have no further obligations with respect thereto; provided however, that the Surviving Corporation and the Litigation Committee will use commercially reasonable efforts to extend the term of the applicable section of the Merger Agreement if the Hills Litigation is not resolved within such five year period or if any settlement entered into has not been fully performed.

     The Litigation Committee, to the extent required, is authorized to obtain financing ("Non-Recourse Financing") to prosecute and defend the Hills Litigation in the event the Litigation Cap is fully expended (provided that such financing is recourse only to the Net Recovery) on terms otherwise reasonably satisfactory to Ames and the Surviving Corporation, and without cost (other than its proportionate share of the Net Recovery) or contractual liability to Ames or the Surviving Corporation.

     The Litigation Committee may enforce the provisions of the Merger Agreement relating to the DCCRs on behalf of the recipients thereof, and will be entitled to reimbursement of its expenses (including costs of investigation and reasonable attorneys fees) in connection therewith irrespective of whether the Litigation Committee prevails in such enforcement action, unless such enforcement action is not in good faith or without basis in law or fact. The foregoing reimbursement will be limited to unexpended funds under the Litigation Cap and the amount of any Net Recovery. The Litigation Committee will have the authority to act on behalf of the recipients in resolving with the Surviving Corporation any ambiguities in the Merger Agreement pertaining to the DCCRs, and to compromise or settle with the Surviving Corporation on behalf of the recipients any conflicts or disputes relating to the DCCRs.

     For the purposes of the discussion of DCCRs and the definitions of "Hills Litigation" and "Net Recovery" in Item 2 to this Schedule 14D-9, the term "Surviving Corporation" shall refer to either the Surviving Corporation or the Company after the consummation of the Offer and the terms "Company" and "Surviving Corporation" shall include in each case any of their respective subsidiaries.

     The Company Board. The Merger Agreement provides that, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Ames shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as shall give Ames representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser at such time bears to the total number of Shares then outstanding. Pursuant to the Merger Agreement, the Company agrees, at such time of purchase, to promptly take all actions necessary to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Company Board or securing the resignations of incumbent directors or both. The Merger Agreement also provides that, at such times, the Company shall use all reasonable efforts to cause persons designated by Ames to constitute the same percentage as persons designated by Ames shall constitute of the Company Board with respect to
(a) each committee of the Company Board (some of whom may be required to be independent as required by applicable law or requirements of the New York Stock Exchange (the "NYSE")), (b) each board of directors of each Subsidiary and
(c) each committee of each such board, in each case only to the extent permitted by applicable law.

     The Merger Agreement provides that, notwithstanding the foregoing, the parties thereto shall use their respective reasonable best efforts to ensure that at least two of the members of the Company Board shall, at all times prior to the Effective Time, be Continuing Directors (as defined below). From and after the time, if any, that Ames' designees constitute a majority of the Company Board, any amendment or modification of the Merger Agreement, any amendment to the Certificate of Incorporation or By-Laws of the Company inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Ames or the Purchaser under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors of the Company, which action shall be deemed to constitute the action of any committee specifically designated by the Company Board to approve the actions contemplated by the Merger Agreement and the Transactions and the full Company Board; provided, that, if there shall be no Continuing Directors, such actions may be effected by majority vote of the entire Company Board.

     "Continuing Director" is defined as (i) any member of the Company Board as of the date of the Merger Agreement, or (ii) any successor of a Continuing Director who is (A) unaffiliated with, and not a designee or nominee, of Ames or the Purchaser, and (B) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Company Board, and in each case under clauses (i) and (ii), who is not an employee of the Company.

     Stockholders' Meeting. Pursuant to the Merger Agreement, in the event that the affirmative vote of the holders of Shares is required to approve the Merger under Delaware Law, the Company shall duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Special Stockholders' Meeting"). The Merger Agreement provides that, in the event that the affirmative vote of holders of Shares is required to approve the Merger, the Company shall, as soon as practicable following consummation of the Offer, file with the Commission under the Exchange Act, and use its best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Special Stockholders' Meeting and shall cause the Proxy Statement to be mailed to stockholders of the Company at the earliest practicable time. The Company has also agreed, subject to the fiduciary duties of the Company Board under applicable law as advised by Company's counsel, to include in the

Proxy Statement the unanimous recommendation of the Company Board that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby and to use all reasonable efforts to obtain such approval and adoption. The Purchaser has agreed to vote all Shares beneficially owned by it in favor of the Merger.

     Options; Warrants, etc. The Merger Agreement provides that after the Effective Time, to the extent provided for in the Stock Option Plans (as defined below), each holder of an outstanding option to purchase any shares of capital stock of the Company (in each case, an "Option") shall be entitled, upon exercise of such Option, to receive, in lieu of Common Shares, an amount of cash and DCCRs equal to the amount thereof to which such holder would actually have been entitled if such holder had exercised such option immediately prior to the Effective Time.

     The Merger Agreement provides that the Company shall take all actions necessary and appropriate so that all stock option or other equity based plans maintained with respect to the Shares ("Stock Option Plans"), shall terminate as of the Effective Time and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall use its best efforts to ensure that following the Effective Time no holder of an Option or any participant in any Stock Option Plan shall have any right thereunder to acquire any capital stock of the Company, Ames, the Purchaser or the Surviving Corporation.

     The Merger Agreement provides that after the Effective Time, to the extent provided for in the Warrants, each holder of Warrants shall be entitled, upon exercise of such Warrants, to receive, in lieu of Common Shares, an amount of cash and DCCRs equal to the amount thereof to which such holder would actually have been entitled if such holder had exercised such Warrant immediately prior to the Effective Time.

     In addition, the Merger Agreement provides that prior to the Effective Time, the Company shall (i) use all reasonable efforts (but not including any payment to holders of Options or Warrants) to obtain all necessary consents from, and provide (in a form acceptable to Ames) any required notices to, holders of Warrants and Options, and (ii) amend the terms of the applicable Stock Option Plan, in each case as is necessary to give effect to the foregoing.

     With respect to the options pursuant to the Company's Associate Stock Purchase Plan (the "Stock Purchase Plan"), the Merger Agreement provides that
(i) the holder of each option outstanding as of the Effective Time will be entitled to receive as of the Effective Time upon exercise, in lieu of the number of shares of Common Stock as to which such option was exercisable, the Merger Consideration to which such holder would have been entitled pursuant to the terms of the Merger Agreement, as if such holder had been the holder of record (as of the last business day prior to the Effective Time) of a number of shares of Common Stock equal to the number of shares for which such option was exercisable; provided, however, that if the Effective Time is on or before December 31, 1998, such holder shall be entitled to receive his contributions to such plan to the extent provided for in such plan and (ii) the Company shall amend the Stock Purchase Plan to provide for (A) the suspension of participation during any offering periods commencing subsequent to the date of the Merger Agreement for the pendency of the Merger and subject to the successful consummation of the Merger and (B) the termination of the Stock Purchase Plan as of the Effective Time.

     Conduct of Business. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the election or appointment of the Purchaser's designees to serve on the Company's Board of Directors upon the purchase by the Purchaser of any Shares pursuant to the Offer (the "Purchaser's Election Date"), unless Ames shall otherwise agree in writing, the businesses of the Company and the Subsidiaries shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice; and the Company shall use all reasonable best efforts consistent with good business judgment under the current circumstances to preserve intact the business organization of the Company and its Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers, vendors, distributors and other persons with which the Company or any Subsidiary has business relations to the end that their goodwill and ongoing businesses shall be unimpaired in all material respects at the Effective Time. The Merger Agreement also provides that, except with the prior written consent of Ames or as contemplated by the Merger Agreement, the Company agrees that neither the Company nor any Subsidiary shall, between the date of the Merger Agreement and the Purchaser's Election Date, directly or indirectly do, or propose to do, any of the following without the prior written consent of Ames: (a) amend or otherwise change its Certificate of Incorporation or By-Laws or equivalent organizational documents, each as amended to date (the "Constituent Documents");
(b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary and except pursuant to the Stock Option Agreement and outstanding Options and Warrants and the Stock Purchase Plan or (ii) any assets of the Company or any Subsidiary, except for sales in the ordinary course of business and in a manner consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for such declarations, set asides, dividends and other distributions made by any Subsidiary to the Company; (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets other than in the ordinary course of business consistent with past practice; (ii) incur or modify any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, pledge in respect of or otherwise as an accommodation become responsible for the obligations of any person, or make any loans, advances or capital contributions, except in the ordinary course of business and consistent with past practice; (iii) enter into any contract or agreement, other than any contract or agreement entered into in the ordinary course of business consistent with past practice and which requires payments by the Company or the Subsidiaries in an aggregate amount of less than $5,000,000 with respect to all such agreements taken together; (iv) terminate, cancel or request any material change in, or agree to any material change in, any Material Contract, except in the ordinary course of business consistent with past practice, or waive, release or assign any material rights or claims; or
(v) authorize capital commitments, in an aggregate amount, in excess of $2,500,000 for the Company and its Subsidiaries taken as a whole; (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any Subsidiary who are not officers of the Company, or grant or modify any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Subsidiary (other than in connection with hiring and terminating employees in the ordinary course of the Company's business), or establish, adopt, enter into or amend any collective bargaining agreement, any material bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, retention, termination or severance plan, benefit, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or circulate to any employee any details of any proposal to adopt or amend any such plan or make, authorize or approve the payment of any extraordinary amount to any outside advisor, attorney or consultant in all cases, except as required by law;
(g) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable);
(h) make any tax election or settle or compromise any federal, state, local or foreign income tax liability; (i) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated Subsidiaries, or subsequently incurred in the ordinary course of business and consistent with past practice; (j) waive the benefits of, or agree to modify in any manner any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party, other than in the ordinary course of business consistent with past practice; (k) settle or comprise any pending or threatened suit, action or claim that is material or which relates to any of the Transactions; (l) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment, to do any of the foregoing; or (m) take any action that would result in (i) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not qualified as to materiality becoming untrue in any material respect or (iii) any of the conditions to the Offer or the Note Tender Offer, as set forth in the Merger Agreement, not being satisfied (subject to the Company's right to take action specifically permitted by the Merger Agreement).

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that it shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize (and shall use its best efforts not to permit) any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit or initiate, or encourage, directly or indirectly, any inquiries or the submission of, any Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to or access to the properties of, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal; provided that nothing contained in the applicable provisions of the Merger Agreement shall prohibit the Company or the Company Board from (A) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (B) making such disclosure to the Company's stockholders as, in the good faith judgment of the Company Board, following consultation with outside counsel, is required under applicable Law, provided that the Company may not, except as permitted by the following paragraph, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend any Takeover Proposal, or enter into any agreement with respect to any Takeover Proposal. Upon execution of the Merger Agreement, the Company will immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any Person or group concerning a Takeover Proposal if: (x) such Person or group has submitted a Superior Proposal (as defined below); and
(y) in the opinion of the Company Board such action is required to discharge the Company Board's fiduciary duties to the Company's stockholders under applicable law, determined in good faith following consultation with outside counsel to the Company that the failure to provide such information or access or to engage in such discussions or negotiations would cause the Company Board to violate its fiduciary duties to the Company's stockholders under applicable law. The Company will promptly (but in no case later than 24 hours) notify Ames of the existence of any proposal, discussion, negotiation or inquiry received by the Company regarding any Takeover Proposal, and the Company will promptly (but in no case later than 24 hours) communicate to Ames the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any Takeover Proposal (and will promptly provide to Ames copies of any written materials received by the Company in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Ames any non-public information concerning the Company provided to any other Person in connection with any Takeover Proposal which was not previously provided to Ames. The Company will keep Ames informed of the status and details of any such Takeover Proposal and will promptly notify Ames (but in no case later than 24 hours) of any determination by the Company Board that a Superior Proposal has been made.

     Pursuant to the Merger Agreement, except as set forth in this paragraph, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Ames or the Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or
(iii) enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, subject to compliance with this paragraph prior to the time of acceptance for payment of Shares pursuant to the Offer, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the fifth business day following Ames' receipt of written notice from the Company advising Ames that the Company Board has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, but only if the Company shall have caused its financial and legal advisors to negotiate with Ames to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Company to proceed with the Transactions on such adjusted terms. The term "Takeover

Proposal" means any bona fide proposal or offer, whether in writing or otherwise, from any Person other than Ames, the Purchaser or any affiliates thereof (a "Third Party") to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of all or a material portion of the assets of the Company or any of its material Subsidiaries or 30% or more of any class of equity securities of the Company or any of its material Subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction with respect to either the Company or any of its material Subsidiaries, including any single or multi-step transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of any material portion of the assets of or 30% or more of the equity interest in either the Company or any of its material Subsidiaries. The term "Superior Proposal" means an unsolicited bona fide proposal by a Third Party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than a majority of the Shares then outstanding or all or substantially all of the assets of the Company or to acquire, directly or indirectly, the Company by merger or consolidation, and otherwise on terms which the Company Board determines in good faith to be more favorable to the Company's stockholders than the Offer and the Merger (based on advice of the Company's independent financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger), for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Company Board, based on advice from the Company's independent financial advisor, is reasonably capable of being financed by such Third Party and which, in the good faith reasonable judgment of the Company Board is reasonably likely to be consummated within a period of time not materially longer in duration than the period of time reasonably believed to be necessary to consummate the Offer and Merger.

     Termination. The Merger Agreement may be terminated and the Merger contemplated therein may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company:

     (a) By the mutual written consent of Ames and the Company; provided, however, that if Ames shall have a majority of the directors pursuant to the applicable provisions of the Merger Agreement, such consent of the Company may only be given if approved by the Continuing Directors.

     (b) By either of Ames or the Company if (i) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the Transactions on the terms contemplated by the Merger Agreement or (ii) any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties to the Merger Agreement shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

     (c) By either of Ames or the Company if the Note Tender Offer and the Offer shall not have been consummated by January 4, 1999 (except the Purchaser may extend the expiration date of the Note Tender Offer and the Offer through January 9, 1999 as required to comply with any rule, regulation or interpretation of the SEC) or the Effective Time shall not have occurred on or before April 30, 1999; provided, that the party seeking to terminate the Merger Agreement pursuant to this paragraph (c) shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before such date;

     (d) By the Company: (i) if the Company has entered into an agreement with respect to a Superior Proposal or has approved or recommended a Superior Proposal in accordance with the applicable provisions of the Merger Agreement, provided the Company has complied with all provisions thereof, including the notice provisions therein, and that it simultaneously terminates the Merger Agreement and makes simultaneous payment to Ames of the Expenses and the Termination Fee; (ii) if Ames or the Purchaser shall have terminated the Offer or the Offer expires without the Purchaser purchasing any Shares pursuant thereto; (iii) if, Ames, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; or (iv) if there shall be a material breach by Ames or the Purchaser of any of their representations, warranties, covenants or agreements contained in the Merger Agreement.

     (e) By Ames or the Purchaser: (i) if prior to the purchase of the Shares pursuant to the Offer, (A) the Company Board shall have withdrawn, or modified or changed in a manner adverse to Ames or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved a Takeover Proposal, or (B) there shall have been a material breach of any provision of the section of the Merger Agreement summarized under "No Solicitation" above; (ii) if Ames or the Purchaser shall have terminated the Offer without Ames or the Purchaser purchasing any Shares thereunder; (iii) if Ames or the Purchaser shall have terminated the Note Tender Offer without Ames or the Purchaser purchasing any Notes thereunder; (iv) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A of the Merger Agreement, Ames, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five (5) business days following the date of the initial public announcement of the Offer; (v) if any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Ames or the Purchaser or their affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 25% or more of the Shares; (vi) if, prior to the purchase of the Shares pursuant to the Offer, the Company receives a Takeover Proposal from any Person (other than Ames or the Purchaser), and the Company Board takes a neutral position or makes no recommendation with respect to such Takeover Proposal after a reasonable amount of time (and in no event more than five business days following such receipt) has elapsed for the Company Board to review and make a recommendation with respect to such Takeover Proposal; or (vii) if, after the Consummation of the Offer, there shall be a material breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or the Stock Option Agreement.

     Termination Fee. Pursuant to the Merger Agreement, if (x) Ames or the Purchaser terminates the Merger Agreement pursuant to clauses (e)(i), (e)(v) or
(e)(vi) under the heading "Termination" above or (y) the Company terminates the Merger Agreement pursuant to clause (d)(i) under the heading "Termination" above, then in each case, the Company shall pay, or cause to be paid to Ames or the Purchaser, at the time of termination, an amount equal to $5,000,000 (the "Termination Fee") plus an amount equal to Ames' and the Purchaser's actual and reasonably documented out-of-pocket expenses incurred by Ames or the Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the Transactions, including, without limitation, the fees (other than any break-up, success or other contingent fee) and out-of-pocket expenses payable to all banks, investment banking firms, and other financial institutions and Persons and their respective agents and counsel incurred in connection with acting as Ames' or the Purchaser's financial advisor with respect to, or arranging or committing to provide or providing any financing for, the Transactions up to an aggregate of $2,500,000 (the "Expenses"). In addition, if the Merger Agreement is terminated by Ames or the Purchaser pursuant to clause
(e)(ii), (e)(iii) or (e)(vii) under the heading "Termination" above (other than by reason of a breach of the section in the Merger Agreement summarized under "No Solicitation" above) or, prior to the Consummation of the Offer, by reason of a breach of the conditions set forth in paragraph (d) of Annexes A and B of the Merger Agreement ("Conditions to the Stock Tender Offer and the Note Tender Offer"), or by the Company pursuant to clause (d)(ii) under the heading "Termination" above and at the time of such termination, neither Ames nor the Purchaser is in material breach of the Merger Agreement, then the Company shall pay to Ames at the time of termination, the Expenses, and, if the Company shall thereafter, within 12 months after such termination, announce its intention to enter into an agreement with respect to a Takeover Proposal and the Company subsequently consummates the transaction(s) contemplated by such agreement, then the Company shall pay the Termination Fee concurrently with such consummation; provided, however, that, with respect to a termination pursuant to clause
(e)(ii) or (e)(iii) under the heading "Termination" above, the Expenses and the Termination Fee will be payable only if the Offer and the Note Tender Offer shall have remained continuously open for a period of at least 20 business days and neither the Minimum Stock Condition nor the Minimum Note Condition were satisfied at the expiration of the Offer or the Note Tender Offer, as the case may be. Any payments required to be made pursuant to this paragraph shall be made by wire transfer of same day funds to an account designated by the Purchaser.

     Indemnification. The Merger Agreement provides that the Company shall, and, from and after the Effective Time, the Surviving Corporation shall, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its Subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, losses, claims, damages and liabilities incurred in connection with, and amounts paid in settlement of, any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and wherever asserted, brought or filed, (x) arising out of or pertaining to the Transactions or (y) otherwise with respect to any acts or omissions or alleged acts or omissions occurring at or prior to the Effective Time to the same extent as such persons are entitled to indemnification as of the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to the Surviving Corporation, and (ii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation will not be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld). The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The indemnity agreements of the Surviving Corporation in the applicable provision of the Merger Agreement shall extend, on the same terms to, and shall inure to the benefit of and shall be enforceable by, each Person or entity who controls, or in the past controlled, any present or former director, officer or employee of the Company or any of its Subsidiaries.

     The Merger Agreement provides that not later than 30 days after the consummation of the Offer, the Surviving Corporation will procure directors' and officers' liability insurance policies (the "New Insurance") covering for a period of six years after the Effective Time those Persons who are currently covered by the Company's directors' and officers' liability insurance policies (the "Current Insurance") and providing coverage (including but not limited to amounts of coverage, amounts of deductibles, employment practices liability and other terms) that are no less favorable than the terms (exclusive of year 2000 coverage) contained in the Current Insurance. Pursuant to the terms of the Merger Agreement, the Surviving Corporation will maintain the New Insurance continuously in effect for such six years period and will not cancel the Current Insurance unless and until the New Insurance has been procured. If the New Insurance is provided under any insurance policies other than a "run-off" of the Company's existing insurance policies, such new policies shall be in form and substance reasonably satisfactory to the Continuing Directors. The Merger Agreement further provides that the foregoing indemnification provisions shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the Indemnified Parties.

     Miscellaneous. The Merger Agreement provides that Ames shall be responsible for the performance of, and if necessary, shall perform, or cause to be performed, each obligation of the the Purchaser or the Surviving Corporation, or either of their permitted successors and assigns under the Merger Agreement.

THE STOCK OPTION AGREEMENT

     The following is a summary of the material terms of the Stock Option Agreement, dated as of November 12, 1998, between the Company and Ames (the "Stock Option Agreement"). This summary is not a complete description of the terms and conditions of the Stock Option Agreement and is qualified in its entirety by reference to the full text of the Stock Option Agreement, which is incorporated by reference and a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9. Capitalized terms not otherwise defined herein or in the following summary shall have the meaning set forth in the Stock Option Agreement.

     Grant of Option. The Stock Option Agreement provides for the grant by the Company to Ames of an irrevocable option (the "Stock Option") to purchase up to 2,073,753 shares of Common Stock, or such other number of shares of Common Stock as equals 19.9% of the issued and outstanding Common Stock at the time of exercise of the Stock Option, at a price of $1.50 per share (the "Exercise Price"), payable in cash in accordance with the terms of the Stock Option Agreement.

     Exercise of Option. The Stock Option Agreement provides that the Stock Option may be exercised by Ames in whole or in part, at any time or from time to time (a) after the Merger Agreement is terminated pursuant to a Trigger Event (as defined below) or (b) after the Purchaser accepts for payment the Shares tendered pursuant to the Offer and prior to the Effective Time. For the purposes of the Stock Option Agreement, "Trigger Event" means the termination of the Merger Agreement either (i) by the Company, if it has entered into an agreement with respect to a Superior Proposal or has approved or recommended a Superior Proposal in accordance with the applicable provisions of the Merger Agreement, provided the Company has complied with all provisions thereof, including the notice provisions therein, and that it simultaneously terminates the Merger Agreement and makes simultaneous payment to Ames of the Expenses and the Termination Fee, or (ii) by Ames, if prior to the purchase of the Shares pursuant to the Offer, the Company Board shall have withdrawn, or modified or changed in a manner adverse to Ames or the Purchaser its approval or recommendation of the Offer, the Merger Agreement, or the Merger or shall have recommended or approved a Takeover Proposal.

     Termination. The Stock Option Agreement provides that the Stock Option will terminate upon the earliest of: (i) the Effective Time of the Merger;
(ii) the termination of the Merger Agreement pursuant to the termination provisions thereof, other than a termination as a result of the occurrence of a Trigger Event; or (iii) 120 days following any termination of the Merger Agreement as a result of the occurrence of a Trigger Event (or if, at the expiration of such 120 day period the Stock Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, or because the applicable waiting period under the HSR Act has not expired or been terminated, 10 business days after such impediment to exercise has been removed or has become final and not subject to appeal, but in no event later than 210 days after the date of termination of the Merger Agreement). The Stock Option Agreement further provides that the Stock Option may not be exercised if Ames is in material breach of any of its representation, warranties, covenants or agreements contained in the Stock Option Agreement or the Merger Agreement.

     Certain Repurchases. The Stock Option Agreement provides that, at the request of Ames at any time during which the Stock Option is exercisable (the "Repurchase Period"), the Company (or any successor entity) will repurchase from Ames the Stock Option, or any portion thereof, for a price equal to the amount by which the Market/Tender Offer Price (as defined below) for shares of Common Stock as of the date Ames gives notice of its intent to exercise its rights to "put" the Stock Option to the Company exceeds the Exercise Price, multiplied by the number of shares of Common Stock purchasable pursuant to the Stock Option (or portion thereof with respect to which Ames is exercising its rights to "put" the Stock Option to the Company). For purposes of the Stock Option Agreement, Market/Tender Offer Price means the higher of (A) the highest price per Share of Common Stock paid as of such date pursuant to any tender or exchange offer or other Takeover Proposal or (B) the average of the closing sale prices of shares of Common Stock on the NYSE for the ten trading days immediately preceding such date.

     Registration Rights. The Stock Option Agreement provides that in the event that Ames desires to sell any of the shares of Common Stock purchased pursuant to the Stock Option within three years after such purchase, and such sale requires in the opinion of counsel to Ames, which opinion shall be reasonably satisfactory to the Company and its counsel, registration of such shares under the Securities Act, Ames may, by written notice (the "Registration Notice") to the Company, request the Company to register under the Securities Act all or any part of the shares of Common Stock purchased pursuant to the Stock Option ("Restricted Shares") beneficially owned by Ames (the "Registrable Securities") pursuant to a bona fide firm commitment underwritten public offering in which Ames and the underwriters will effect as wide a distribution of such Registrable Securities as is reasonably practicable and will use their best efforts to prevent any person and its affiliates from purchasing through such offering Restricted Shares representing more than 2% of the outstanding shares of Common Stock on a fully diluted basis (a "Permitted Offering"). The Company (and/or any person designated by the Company) will have the option, exercisable by written notice delivered to Ames within 10 business days after the receipt of the Registration Notice, to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities and (ii) the Fair Market Value (as defined in the Stock Option Agreement) of such Registrable Securities. The Purchaser is entitled to request an aggregate of two effective registration statements under the terms of the Stock Option Agreement.

     Adjustment upon Changes in Capitalization. The Stock Option Agreement provides that in the event of any change in the Common Stock by reason of stock dividends, stock splits, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like, the type and number of shares or securities subject to the Stock Option, and the Exercise Price per share, will be adjusted appropriately.

     Confidentiality Agreement

     The following is a summary of certain provisions of the Confidentiality Agreement, dated as of August 21, 1998, between Ames and the Company (the "Confidentiality Agreement"). This summary is not a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the full text of the Confidentiality Agreement filed with the Commission as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

     Pursuant to the terms of the Confidentiality Agreement that the Company and Ames dated as of August 21, 1998, the Company and Ames agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer, the Note Offer to Purchase and the Merger, and the exchange of certain confidential information concerning the Company. The term of the Confidentiality Agreement is for one year, unless terminated earlier. the Purchaser further agreed, until the earliest of (i) the acquisition of the Company by Ames or any third party, (ii) 12 months following termination of the Confidentiality Agreement, or (iii) 15 months from the date of the Confidentiality Agreement,
(A) it would not initiate or maintain contact with any officer or senior-level employee of the Company, and (B) it will not specifically target any other employees of the Company for employment.

     In addition, provided Ames has received substantially all of the information requested from the Company, Ames has agreed that neither it nor any of its Representatives will, for a period of the later of 15 months from the date of the Confidentiality Agreement or 12 months from the termination of the Confidentiality Agreement: (A)(i) commence a tender or exchange offer for voting securities of the Company, or (ii) solicit proxies or otherwise attempt to influence the voting of the Company's securities; or (B) act, or express any intent to act, whether alone or with any other group, to seek with regard to the Company, (i) a merger, business combination, or acquisition of all or substantially all assets, (ii) a restructuring or recapitalization, or (iii) control or influence over the management, the Board of Directors or the policies of the Company, unless there has been a public disclosure of a tender offer or similar attempt by a third party to acquire all or substantially all assets or voting securities of the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of Board of Directors; Background

     The Company's Board of Directors has determined unanimously that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion received by the Company from the Company's financial advisor, Warburg Dillon Read LLC ("Warburg Dillon Read"), that, as of the date of such opinion and based upon certain matters considered relevant by Warburg Dillon Read, the $1.50 per Share in cash to be offered to the holders of Shares by the Purchaser pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. Such opinion did not address or take into consideration the value of the Equity DCCRs. THE FULL TEXT OF SUCH OPINION, DATED AS OF NOVEMBER 11, 1998, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS AND QUALIFICATIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY WARBURG DILLON READ, IS ATTACHED AS SCHEDULE I TO THIS
SCHEDULE 14D-9. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     In late June 1998, Bear, Stearns & Co. Inc. ("Bear Stearns"), Ames' investment bankers, contacted a member of the Company's Board of Directors to advise of Ames' interest in exploring a possible business combination with the Company. Following such contact, on June 29, 1998, Bear Stearns sent an information request to Gregory K. Raven, the Company's then President and Chief Executive Officer. Beginning on July 9, 1998, Joseph R. Ettore, President and Chief Executive Officer of Ames, and representatives of Bear Stearns had several discussions with, and sent letters to, Mr. Raven concerning the possibility of an acquisition transaction and made further requests for Company information.

     On August 18, 1998, the Company's Board of Directors met with Mercer Management Consulting, Inc. ("Mercer") to consider alternatives for improving the Company's stockholders value. These alternatives included the combination of the Company with other discount retailers. The Board of Directors also held an executive meeting to review the status of discussions with Ames and to authorize the execution of the confidentiality agreement. Also, starting in March 1998 and through the beginning of November 1998, the Company had episodic contacts with another discount retailer regarding a possible business combination transaction between the two companies. The companies negotiated the terms of two confidentiality and standstill agreements, neither of which was executed. In later conversations, the other discount retailer indicated that its interest was in acquiring store locations from the Company rather than in pursuing a business combination transaction. As a result of the execution of the Merger Agreement, the Company discontinued contacts with the other discount retailer.

     In August 1998, the Company and Ames negotiated the terms of a confidentiality agreement, which was executed on August 24, 1998 and dated as of August 21, 1998. Beginning in September 1998, Ames began to conduct a due diligence review of the Company's business and held meetings with the Company's chief financial officer and other officers of the Company concerning the Company, its financial status and tax and other financial considerations in connection with a possible business combination.

     Also in August 1998, representatives of Bear Stearns met with certain directors of the Company, to discuss certain issues relating to such a transaction.

     On Septembder 3, 1998, the Company issued a press release announcing same-store sales for August had decreased by 8.5%. On October 8, 1998, the Company issued another press release announcing same-store sales for September had decreased by 5.9%.

     In October 1998, the Company retained Warburg Dillon Read to render financial advisory services and assist the Company with respect to its consideration of financial alternatives for the Company, including a possible sale of the Company. Warburg Dillon Read then began discussions with Bear Stearns concerning the acquisition transaction, including price, structure and timing. At a meeting of the Company's Board of Directors on October 20, 1998, Warburg Dillon Read reported to the Board on its discussions with Bear Stearns and presented to the Board certain preliminary financial analyses.

     On October 21, 1998, Bear Stearns and Ames' legal counsel met in New York with Warburg Dillon Read and the Company's legal counsel to discuss certain threshold issues with respect to a possible transaction. Representatives of the Company indicated at the time that, in the view of the Company, the consideration to stockholders in any business combination transaction should include an interest in any recovery in the Hills Litigation. During the week of October 26, 1998, senior officers of Ames and the Company met in New York and discussed certain business due diligence and adverse changes in the Company's business.

     Thereafter, the respective financial advisors, legal counsel and other representatives of Ames and the Company continued to negotiate the terms of an acquisition of the Company by Ames, and Ames continued to conduct its due diligence review of the Company.

     On October 27, 1998, Mr. Raven resigned as the Company's President and Chief Executive Officer, and Mr. Edelstein was appointed to replace Mr. Raven. On November 5, 1998, the Company released its October 1998 sales figures which showed a 9.7% decrease from comparable store sales in October 1997.

     Intensive discussions concerning the terms of the Merger Agreement took place between Ames, the Company and their respective legal representatives beginning on November 9, 1998 and continuing through November 11, 1998. During the evening of November 10, 1998, the Board of Directors of the Company held a telephonic Board meeting at which Mr. Edelstein, the Company's Chairman and Chief Executive Officer, and the Company's legal counsel outlined the principal terms of the business combination negotiated with Ames, substantially as provided in the Merger Agreement, and Warburg Dillon Read gave its preliminary view of the fairness, from a financial point of view, of the $1.50 per Share in cash to be offered to the holders of Shares in the proposed transaction. It was the sense of the Board, subject to a further presentation by Warburg Dillon Read and a more detailed presentation of the terms of the Merger Agreement, that the proposed transaction was in the best interests of the Company's stockholders.

     On November 11, 1998, the Company's Board of Directors met to consider the Offer, the Merger and the Merger Agreement. At the meeting, the Board of Directors of the Company reviewed the Offer, the Merger and the Merger Agreement with the Company's executive officers, the Company's outside legal counsel and representatives of Warburg Dillon Read. The Board of Directors heard a presentation by representatives of Warburg Dillon Read with respect to the financial terms of the proposed Offer and the Merger, including background information and various financial analyses. The Board of Directors also heard presentations by its outside legal counsel with respect to the terms of the proposed offer, the Merger and the Merger Agreement, and outside legal counsel advised the Board that negotiations for the Merger Agreement were substantially complete. The Board of Directors, with the participation of the Company's executive officers, the Company's outside legal counsel and the representatives of Warburg Dillon Read, also reviewed the alternatives for the Company.

     At the conclusion of its presentation, representatives of Warburg Dillon Read delivered the oral opinion of Warburg Dillon Read to the Board of Directors (subsequently confirmed in writing) that, as of such date, the $1.50 per Share in cash to be offered to the holders of Shares by the Purchaser in the Offer and the Merger is fair, from a financial point of view, to such holders.

     Based upon such discussions, presentations and opinion, the Board of Directors, by the unanimous vote of all directors present, (i) approved the Offer and the Merger and authorized the officers of the Company to finalize and execute definitive documentation for the transaction and (ii) decided to recommend that the Company's stockholders accept the Offer and tender their Shares and approve the Merger and the Merger Agreement. A representative of the Company then contacted Ames to inform it of the Board's determinations.

     Following the meeting, counsel for Ames and the Company completed final negotiations concerning the Merger Agreement. The Merger Agreement and the Stock Option Agreement were executed by the respective parties on November 12, 1998. A joint press release announcing the execution of the Merger Agreement was released by the parties prior to the opening of the U.S. financial markets on November 12, 1998. A copy of the joint press release is filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference in its entirety. On November 18, 1998, pursuant to the terms of the Merger Agreement, the Purchaser commenced the Offer and the Note Tender Offer.

  (b) Reasons for Recommendation of Board of Directors

     In arriving at its decision to approve the Offer and Merger and recommend that the Company's stockholders accept the Offer and tender their Shares, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

          (i) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects. In particular, the Board of Directors considered the financial condition of the Company, including the recent downtrend in the Company's sales and operating results, and the substantial prospects that the Company would be required to seek protection under the federal bankruptcy laws in the near term if its business did not improve and the Offer and the Note Tender Offer were not consummated;

          (ii) the oral opinion (subsequently confirmed in writing) of Warburg Dillon Read to the effect that, as of the date thereof and based upon certain matters considered relevant by Warburg Dillon Read, the $1.50 per Share in cash to be offered to the holders of Shares by the Purchaser pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The full text of Warburg Dillon Read's written opinion is attached to this Schedule 14D-9 as Schedule I and is incorporated herein by reference in its entirety. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Warburg Dillon Read in connection with such opinion;

          (iii) the presentation of Warburg Dillon Read to the Board of Directors at its meeting on November 11, 1998, as to various financial and other matters deemed relevant to the Board of Directors' consideration, including, among other things, a liquidation analysis utilizing in part estimated asset values furnished by management of the Company, a discounted cash flow analysis of the projections prepared by management of the Company, a comparable company analysis and a comparable acquisition analysis;

          (iv) the historical and current market prices of the Company's Common Stock, and the fact that the Merger Consideration to be received by the Company's stockholders in both the Offer and the Merger represents a premium over the closing market price of $1.25 on November 10, 1998, the last full trading day prior to the approval and execution of the Merger Agreement;

          (v) the prospects that the Offer and the Merger would be consummated, including the fact that the Offer was subject to a financing condition and the fact that the Offer was conditioned, among other things, on the Purchaser having acquired prior to or simultaneously with the consummation of the Offer 66 2/3% of the then outstanding Notes and the prospects for consummation of the Note Tender Offer;

          (vi) the alternatives to the Offer and the Merger available to the Company, including, without limitation, continuing to maintain the Company as an independent company;

          (vii) the fact that the Offer and the Merger is a stock transaction with cash consideration, thus eliminating corporate taxation that would be triggered in an asset sale and any uncertainties in valuing the consideration to be received by the Company's stockholders;

          (viii) the receipt by stockholders in the Offer and Merger of the Equity DCCRs, although there is substantial uncertainty in the outcome of the Hills Litigation and, therefore, there can be no assurance that the Equity DCCRs would have any value resulting in any payment being made to stockholders with respect thereto;

          (ix) the financial and other terms and conditions of the Offer, the Merger and the Merger Agreement, including, without limitation, the facts that the terms of the Merger Agreement will not prevent the Board of Directors from determining, in the exercise of its fiduciary duties in accordance with the Merger Agreement, to provide information to and engage in negotiations with third parties making certain bona fide proposals subsequent to execution of the Merger Agreement and will permit the Company, subject to the non-solicitation provisions and the payment of the termination fee discussed above, to enter into a transaction with a third party that would provide more valuable consideration to the Company's stockholders than the Offer and the Merger; and

          (x) the advice of the Company's legal advisors with respect to the terms and conditions of the Merger Agreement, the Offer and the Merger.

     The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. Rather, the Board of Directors viewed its recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the Board of Directors may have given different weights to different factors. In arriving at its decision, the Board was aware of the financial interests of Mr. Edelstein and certain other members of the Company's senior management in the consummation of the Offer, as set forth above.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     In October 1998, the Company retained Warburg Dillon Read to render financial advisory services and assist the Company with respect to its consideration of financial alternatives for the Company, including a possible sale of the Company. Pursuant to the engagement letter, dated October 20, 1998, between the Company and Warburg Dillon Read (the "Engagement Letter"), the Company has agreed to pay Warburg Dillon Read (a) a monthly fee of $150,000 per month in the first three months of its engagement and $100,000 per month for each successive month thereafter with the minimum aggregate amount of such monthly fees being $450,000, and (b) a fee of $3.6 million (net of the monthly fees paid during the first three months) upon consummation of a sale of the Company or other similar transaction, including the consummation of the Offer. The Engagement Letter also provides that, upon the request of the Company, Warburg Dillon Read will provide the Company's Board of Directors an opinion with respect to the fairness, from a financial point of view, of the consideration to be received by the Company's stockholders in such sale or transaction.

     The Company has agreed to reimburse Warburg Dillon Read's reasonable expenses, including the fees and disbursements of its counsel, and to indemnify and defend Warburg Dillon Read and certain related persons against certain liabilities in connection with the engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past sixty (60) days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of the Company's executive officers and directors (other than any executive officer owning less than 5,000 shares) currently intend to tender to the Purchaser all of the Shares beneficially owned by them pursuant to the Offer as of the expiration date of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Schedule 14D-9, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to, or would result in, one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     (a) The Information Statement attached as Schedule II hereto is being furnished in connection with the possible designation by Ames, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders, as described in Item 3(b) above.

     Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge itself into such corporation without any action or vote on the part of the board of directors or the stockholders of such other corporation. In the event that Ames and any other subsidiaries of Ames acquire in the aggregate at least 90% of the outstanding shares of Common Stock and at least 90% of the outstanding shares of Preferred Stock pursuant to the Offer or otherwise, then, at the election of Ames, a short-form merger of the Purchaser with and into the Company could be effected without any approval of the Company Board or the stockholders of the Company, subject to compliance with the provisions of Section 253 of the DGCL. Even if Ames and the Purchaser do not own 90% of the outstanding shares of Common Stock or 90% of the outstanding shares of Preferred Stock following consummation of the Offer, Ames and the Purchaser could seek to purchase additional shares in the open market or otherwise in order to reach the applicable 90% threshold and employ a short-form merger. The per share consideration paid for any Shares so acquired may be greater or less than that paid in the Offer. Ames presently intends to effect such a short-form merger if permitted to do so under the DGCL.

     General. Except as described in this Item 8, based on information provided by Ames and the Purchaser, none of the Company, the Purchaser or Ames is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Ames or the Purchaser pursuant to the Offer, the Merger or otherwise, except as set forth above, of any approval or other action by any government, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by the Purchaser pursuant to the Offer, the Merger or otherwise.

     (b) Section 203 of the Delaware General Corporation Law

     As a Delaware corporation, the Company is subject to Section 203
("Section 203") of the Delaware Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder,
(iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

     In accordance with the Merger Agreement and Section 203, the Company's Board of Directors approved the Offer and the Merger and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of November 12, 1998, among Ames, the Purchaser and the Company.

Exhibit 2 Excerpts from the Company's Proxy Statement for its 1998 Annual Meeting of Stockholders, held on June 17, 1998.

Exhibit 3 Stock Option Agreement, dated as of November 12, 1998, between Ames and the Company.

Exhibit 4 Letter to Stockholders of the Company, dated November 18, 1998, from Chaim Y. Edelstein, Chairman of the Board and Chief Executive Officer of the Company.*

Exhibit 5  Joint Press Release issued by the Company and Ames on November 12,
           1998.

Exhibit 6  Fairness Opinion of Warburg Dillon Read LLC dated November 11, 1998.*
------------------------
* Included in copies mailed to stockholders

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HILLS STORES COMPANY

                                        By: /s/ CHAIM Y. EDELSTEIN
                                            ---------------------------------
                                            Name:   Chaim Y. Edelstein
                                            Title:  Chairman of the Board and
                                                    Chief Executive Officer

Dated:  November 18, 1998

                                                                     SCHEDULE I

                     [WARBURG DILLON READ LLC LETTERHEAD]

                                          November 11, 1998

The Board of Directors
Hills Stores Company
15 Dan Road
Canton, Massachusetts 02021

Ladies and Gentlemen:

     We understand that Hills Stores Company (the "Company") is considering a transaction whereby Ames Department Stores, Inc. (the "Purchaser") will acquire the Company (the "Transaction"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of November 12, 1998, by and among the Purchaser, HSC Acquisition Corp., a wholly owned subsidiary of the Purchaser ("Sub"), and the Company (the "Purchase Agreement"), Sub will make a cash tender offer (the "Offer") to purchase (i) all the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the "Common Shares"), and (ii) all the issued and outstanding shares of Series A convertible preferred stock, par value $0.10 per share, of the Company (the "Preferred Shares" and, together with the Common Shares, the "Shares"), in each case together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of August 16, 1994, between the Company and Chemical Bank, as rights agent, for $1.50 per Share (such amount being hereinafter referred to as the "Per Share Cash Amount") net to the seller in cash, and an Equity Deferred Contingent Cash Right (as defined in the Purchase Agreement), upon the terms and subject to the conditions set forth in the Purchase Agreement and the Offer. The Purchase Agreement further contemplates that, following consummation of the Offer, each Share not acquired in the Offer (except those owned by the Purchaser, Sub, the Company or any direct or indirect wholly owned subsidiary of the Purchaser or the Company or Dissenting Shares (as defined in the Purchase Agreement)) will be converted in a subsequent merger of Sub with and into the Company (the "Merger") into the right to receive an amount equal to the Per Share Cash Amount in cash and an Equity Deferred Contingent Cash Right. The terms and conditions of the Transaction are more fully set forth in the Purchase Agreement.

     You have requested our opinion as to whether, as of the date hereof, the Per Share Cash Amount to be offered to the holders of Shares by the Purchaser in the Transaction is fair, from a financial point of view, to the holders of Shares.

     Warburg Dillon Read LLC ("WDR") and its predecessors have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee upon the consummation thereof. In the past, WDR and its predecessors may have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, WDR, its successors and affiliates may have traded securities of the Company or the Purchaser for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of the Company with respect to whether such shareholder should tender Shares pursuant to the Offer or as to how such shareholder should vote with respect to the Merger. Furthermore, at your direction, this opinion does not address the value of, or fairness to the holders of Shares of, the Equity Deferred Contingent Cash Rights.

     At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Purchase Agreement (including, without limitation, the Note Tender Offer (as defined in the Purchase Agreement)) or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Purchase Agreement does not differ in any material respect from the draft that we have examined, and that the Company, the Purchaser and Sub will comply with all the material terms of the Purchase Agreement.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical information relating to the Company, (ii) reviewed the historical price and trading activity for the Common Shares, (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available, (iv) conducted discussions with members of the senior management of the Company; (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company, (vi) compared the financial terms of the Transaction with the publicly available terms of certain other transactions which we believe to be generally relevant, (vii) reviewed drafts of the Purchase Agreement, and
(viii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate. We were not requested to, and did not, solicit third party indications of interest in acquiring the Company.

     In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, at your direction, relied on its being complete and accurate in all material respects. In addition, at your direction, we have not made or received any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor have we been furnished with any such evaluation or appraisal. With respect to financial forecasts, estimates and projections referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, November 11, 1998. In addition, we have not been asked to and do not express any opinion as to the tax consequences of the Transaction to any holder of Shares.

     Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Per Share Cash Amount to be offered to the holders of Shares by the Purchaser in the Transaction is fair, from a financial point of view, to the holders of Shares.

                                          Very truly yours,


                                          Warburg Dillon Read LLC

                                                                     SCHEDULE II

                              HILLS STORES COMPANY
                                  15 DAN ROAD
                          CANTON, MASSACHUSETTS 02021

                            ------------------------

                     INFORMATION PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                            ------------------------

     The following information is being furnished to holders of the common stock, par value $0.01 per share (the "Common Stock"), and the Series A Convertible Preferred Stock, par value $0.10 per share (the "Preferred Stock," and together with the Common Stock, the "Shares"), of Hills Stores Company, a Delaware corporation (the "Company" or "Hills"), in connection with the possible designation by Ames Department Stores, Inc., a Delaware corporation ("Ames"), of at least a majority of the members of the Board of Directors of the Company (the "Board") pursuant to the terms of an Agreement and Plan of Merger, dated as of November 12, 1998 (the "Merger Agreement"), by and among the Company, Ames and HSC Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Ames. THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     The Merger Agreement provides that promptly following the purchase of any Shares pursuant to the tender offer described in the Tender Offer Statement on
Schedule 14D-1, dated November 18, 1998, filed by Ames and the Purchaser with the Securities and Exchange Commission (the "Commission"), Ames shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Ames representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser at such time bears to the total number of Shares then outstanding and the Company has agreed to promptly take all actions necessary to cause persons designated by Ames to be elected as directors of the Company (the "Ames Designees"), provided that, prior to the consummation of the Merger, the Board of Directors of the Company (the "Board of Directors") shall always have at least two members who are directors as of the date hereof or persons designated by such directors and are neither employees of the Company nor designees of Ames. The Company has also agreed to increase the size of the Board of Directors or use all reasonable efforts to secure the resignation of existing directors so as to enable the Ames Designees to be elected to the Board of Directors in accordance with such provisions.

     The information contained in this Schedule II concerning Ames and the Purchaser has been furnished to the Company by Ames, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

     As of November 12, 1998, there were issued and outstanding 10,420,870 shares of Common Stock and 848,931 shares of Preferred Stock, each of which entities the holder to one vote.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information with respect to the beneficial ownership, as of November 12, 1998, of the Common Stock by any person known by the Company to beneficially own more than 5% of the outstanding Common Stock. The information was obtained from the Company records and information supplied by the stockholders, including Schedules 13D and 13G filed with the Commission pursuant to Sections 13(d) and 13(g) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). No person has reported ownership of more than five (5%) of the Preferred Stock.

                                                               NUMBER OF SHARES OF
                                                                COMMON STOCK          PERCENT OF      PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                        BENEFICIALLY OWNED     COMMON STOCK    VOTING STOCK(1)
------------------------------------------------------------   -------------------    ------------    ----------------
ML-Lee Acquisition Fund II, L.P.,
  ML-Lee Acquisition Fund (Retirement
  Accounts) II, L.P., Thomas H. Lee
  Advisors II, L.P.(2)......................................          799,293              7.7               7.1
     World Financial Center
     South Tower, 23rd Floor
     New York, NY 10080-6123
Europe American Capital Foundation
  Lugano Switzerland........................................          755,000              7.3               6.7

------------------
 (1) Represents the shares of Common Stock owned beneficially as a percentage of the aggregate of 10,420,870 shares of Common Stock outstanding and 848,931 shares of Preferred Stock outstanding as of November 12, 1998. Each share of Preferred Stock is immediately convertible into one share of Common Stock, and the Preferred Stock has coextensive voting rights with the Common Stock.

 (2) ML-Lee Acquisition Fund II, L.P. owns beneficially 521,048 shares of Common Stock, and ML-Lee Acquisition Fund (Retirement Accounts) II L.P. owns beneficially 278,245 shares of Common Stock. Thomas H. Lee Advisors II, L.P., as the investment advisor to both Funds, shares the power to vote and to direct the disposition of securities held by the Funds and therefore may be deemed to own beneficially the 799,293 shares of Common Stock owned beneficially in the aggregate by the Funds. Thomas H. Lee, who was the Chairman of the Board of the Company until July 5, 1995, is a general partner of both funds.

     The following table sets forth information with respect to the beneficial ownership, as of November 12, 1998, of the Common Stock by (i) each director of the Company; (ii) the Company's Chief Executive Officer during Fiscal 1997 and each of the four most highly compensated executive officers (collectively, the "Named Officers") whose total salaries and bonuses exceeded $100,000 for services rendered to the Company during Fiscal 1997; and (iii) all directors and executive officers of the Company as a group, including the Named Officers. None of these persons owns any shares of Preferred Stock.

                                                             NUMBER OF SHARES OF
                                                              COMMON STOCK             PERCENT OF      PERCENT OF
NAME OF BENEFICIAL OWNER                                     BENEFICIALLY OWNED (1)    COMMON STOCK    VOTING STOCK (2)
----------------------------------------------------------   ----------------------    ------------    ----------------
Chaim Y. Edelstein........................................            45,935 (3)          *                *
Stanton J. Bluestone......................................             2,245 (4)          *                *
John W. Burden III........................................             4,245 (5)          *                *
Alan S. Cooper............................................             2,245 (4)          *                *
Mark B. Dickstein.........................................           143,315 (6)          *                *
Samuel L. Katz............................................             3,245 (7)          *                *
Richard E. Montag.........................................             5,000              *                *
Gregory K. Raven..........................................           136,010 (8)          1.3              1.2
Michael R. Hamilton.......................................            33,704 (9)          *                *
C. Scott Litten...........................................            50,118 (10)         *                *
Frederick L. Angst........................................            40,000 (11)         *                *
Mark P. Ramsdell..........................................             4,400 (12)         *                *
Directors and Executive Officers as a Group
  (24 Persons)............................................           518,178 (13)           4.9               4.6

------------------

  * Represents less than 1% of outstanding shares.

 (1) Each director and executive officer has sole voting and investment power with respect to the shares beneficially owned, except as otherwise noted in the footnotes to this table. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire on or within 60 days of November 12, 1998. For purposes of computing the percentage of outstanding Common Stock and the percentage of voting stock held by each person or group of persons named above, any shares which such person has the right to acquire on or within 60 days after November 12, 1998 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Represents the shares of Common Stock owned beneficially as a percentage of the aggregate of 10,420,870 shares of Common Stock outstanding and 848,931 shares of Preferred Stock outstanding as of November 12, 1998. Each share of Preferred Stock is immediately convertible into one share of Common Stock, and the Preferred Stock has coextensive voting rights with the Common Stock.

 (3) Consists of 10,935 exercisable stock options and 35,000 shares of Common Stock (including 10,000 shares of restricted stock).

 (4) Consists of exercisable stock options.

 (5) Consists of 2,000 shares of Common Stock and 2,245 exercisable stock options.

 (6) Includes 2,245 exercisable stock options owned by Mr. Dickstein individually, 92,270 shares of Common Stock owned by Dickstein & Co. L.P., 40,000 shares of Common Stock owned by Dickstein International Limited and 8,800 shares of Common Stock owned by Dickstein Focus Fund L.P.
     Mr. Dickstein, a Director of the Company, is the President and sole director of Dickstein Partners Inc., which is the general partner of Dickstein Partners, L.P. and the advisor to Dickstein International Limited. Dickstein Partners L.P. is the general partner of Dickstein & Co. L.P. and Dickstein Focus Fund L.P.

 (7) Consists of 1,000 shares of Common Stock and 2,245 exercisable stock options.

 (8) Consists of 136,010 shares of Common Stock, including 100,000 shares of formerly restricted stock which became unrestricted pursuant to Mr. Raven's severance agreement described in Item 3(b) of Schedule 14D-9. As of October 27, 1998, Mr. Raven resigned as President and Chief Executive Officer of the Company.

 (9) Consists of 15,902 shares of Common Stock and 17,802 exercisable stock options.

(10) Consists of 35,192 shares of Common Stock and 14,926 exercisable stock options.

(11) Consists of Common Stock. Effective November 15, 1998, Mr. Angst terminated his employment with the Company.

(12) Consists of 2,000 shares of Common Stock and 2,400 exercisable stock options.

(13) Consists of 427,870 shares of Common Stock (including 10,000 shares of restricted stock), 89,621 exercisable stock options and 687 shares issuable upon exercise of Series 1993 Warrants.

                       BOARD OF DIRECTORS, AMES DESIGNEES
                             AND EXECUTIVE OFFICERS

MEMBERS OF THE BOARD OF DIRECTORS

     The persons named below are the current members of the Board of Directors. Directors of the Company are elected for a term of one year or until their successors are elected and qualified. The following sets forth as to each director his age (as of November 12, 1998), principal occupation and business experience, and the period during which he has served as a director.

                                                                                                     SERVED AS A
NAME                                                      AGE                POSITION                DIRECTOR SINCE
------------------------------------------------------   -----  ----------------------------------   --------------
Chaim Y. Edelstein....................................    56    Chairman of the Board                  1995
                                                                  and Chief Executive Officer
Stanton J. Bluestone..................................    64    Director                               1995
John W. Burden III....................................    61    Director                               1995
Alan S. Cooper........................................    40    Director                               1995
Mark B. Dickstein.....................................    40    Director                               1995
Samuel L. Katz........................................    33    Director                               1995
Richard E. Montag.....................................    66    Director                               1997

     Chaim Y. Edelstein was elected Chief Executive Officer of the Company in October 1998 and Chairman of the Board in February 1996. He has been a director and a consultant to the Company since July 1995. He has been a retail consultant since February 1994. From 1985 to February 1994 he was Chairman and Chief Executive Officer of Abraham & Straus, a division of Federated Department Stores, Inc. Mr. Edelstein is a director of Independence Community Bank and Leslie Fay Companies, Inc., a designer, manufacturer and marketer of women's apparel.

     Stanton J. Bluestone has been a Director since July 1995. Since February 1998 he has been Chairman of Carson Pirie Scott, a Division of Proffitt's, Inc. (a department store retailer). From March 1996 to February 1998 he was Chairman of the Board and Chief Executive Officer of Carson Pirie Scott & Co. From August 1993 to March 1996 he served as President and Chief Executive Officer of Carson Pirie Scott & Co. From 1991 to August 1993 he was President and Acting Chief Executive Officer of Carson Pirie Scott & Co. He is a director of Sak's, Inc.

     John W. Burden III has been a Director since July 1995. Since January 1998 he has been a retail consultant. From 1993 to December 1997, he was a consultant and partner in Retail Options, Inc. Mr. Burden is a director of Sak's, Inc., Chico's Inc., a women's specialty retailer and J. Crew, an apparel retailer.

     Alan S. Cooper has been a Director since December 1995. He has been Vice President--General Counsel of Dickstein Partners Inc. since March 1992. Prior to that, he was an attorney with the firm of Rosenman & Colin since 1983. He is a director of Specialty Catalogue Corp., a direct catalogue marketer.

     Mark B. Dickstein has been a Director since July 1995 and was Chairman of the Board from July 1995 to February 1996. He has been the President of Dickstein Partners Inc. since prior to 1990 and is primarily responsible for the operations of Dickstein & Co., L.P., Dickstein Focus Fund L.P. and Dickstein International Limited (collectively, the "Dickstein Funds"). He is a director of News Communications Inc., a publisher and distributor of community newspapers, The Leslie Fay Company, Inc., a manufacturer of women's sportswear, and Marvel Enterprises, Inc., an entertainment based marketing and licensing company.

     Samuel L. Katz has been a Director since July 1995. He is Executive Vice President, Strategic Development of Cendant Corporation (f/k/a HFS Incorporated), a franchiser of hotels and real estate brokerage services. From January 1996 to April 1998 he was Senior Vice President--Acquisitions of Cendant Corporation. From January 1996 to June 1996 Mr. Katz was a consultant to the Company. From July 1993 to December 1995 he was a Vice President of Dickstein Partners Inc. From February 1992 to July 1993, Mr. Katz was the Co-Chairman of Saber Capital, Inc., a firm making private equity investments.

     Richard E. Montag has been a Director since June 1997. Mr. Montag is presently retired. He previously served as Vice President--Development of The Richard E. Jacobs Group, a developer of regional shopping malls. He is a director of Getty Petroleum Marketing, Inc.

INFORMATION CONCERNING AMES DESIGNEES TO THE BOARD OF DIRECTORS

     Ames has informed the Company that the Ames Designees will be the persons set forth in the following table. The following table sets forth the name, age, present principal occupation or employment and five-year history of each Ames Designee. The business address of each such person is c/o Ames Department Stores, Inc., 2418 Main Street, Rocky Hill, Connecticut 06067.

                                                             PRESENT PRINCIPAL OCCUPATION OR
NAME                              AGE                  EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
------------------------------   -----  -------------------------------------------------------------------------
Joseph R. Ettore..............    59    Mr. Ettore has been President, Chief Executive Officer, and a Director of
                                        Ames since June, 1994. Prior to joining Ames, he was President, Chief
                                        Executive Officer and Director of Jamesway Corporation ("Jamesway") from
                                        July, 1993 to June, 1994. Jamesway filed for protection under Chapter 11 of the Bankruptcy Code ("Chapter 11") in July, 1993, emerged from the
                                        Chapter 11 case in January, 1995, and re-filed for protection under
                                        Chapter 11 in October, 1995.
Rolando de Aguiar.............    50    Mr. de Aguiar joined Ames as Executive Vice President, Chief Financial
                                        Officer on April 14, 1998. Prior to joining Ames, he was President of
                                        Aguiar Associates from March, 1997 to March, 1998. He served as Executive
                                        Vice President and Chief Administrative Officer for Gruma from October,
                                        1994 to January, 1997, and from September, 1991 to August, 1994 he held senior financial positions at Sears, Roebuck & Co., the most recent of which was Vice President and Controller--Merchandise Group.
David H. Lissy................    54    Mr. Lissy became Senior Vice President, General Counsel and Corporate
                                        Secretary of Ames in December, 1992. Mr. Lissy joined Ames in June 1990.
                                        He has been the owner of Samuel Lehrer & Co., Inc., a wholesaler of fine quality fabrics, since 1988.

     Ames has advised the Company that, to the best knowledge of Ames, none of the Ames Designees currently is a director of or holds any position with the Company, and except as disclosed in the Offer to Purchase, none of the Ames Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transaction with the company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Commission, except that as may be disclosed in the Offer to Purchase. Ames has also informed the Company that certain Ames Designees and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business, and that the Purchaser believes that the interest of such persons in such transaction is not of material significance.

     Ames has advised the Company that, to the best knowledge of Ames, each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or findings of any violation of such laws.

COMMITTEES OF THE BOARD OF DIRECTORS; MEETINGS OF THE BOARD OF DIRECTORS

     The Board of Directors has established an Audit Committee, a HR/Compensation Committee (Option Committee) and Nominating Committee to assist it in the discharge of its responsibilities. The principal responsibilities of each committee and the members of each committee are described in the succeeding paragraphs. The Company's Board of Directors held seven meetings during the fiscal year ended January 31,

1998 ("Fiscal 1997"). All Directors attended at least 75% of the meetings held by the Board of Directors and by the committees on which they served during Fiscal 1997.

     The Audit Committee's functions include recommendations to the Board of Directors concerning the engagement or discharge of independent auditors; review with auditors of plans and results of auditing procedures; review, for approval of the Board, of each significant professional service provided by auditors and review of the independence of the auditors; consideration of the range of audit and nonaudit fees and the adequacy of the Company's system of internal accounting controls. The Audit Committee is composed of three non-employee directors, Messrs. Katz, Cooper and Montag. The Audit Committee held three meetings during Fiscal 1997.

     The functions of HR/Compensation (Option Committee) include reviewing the corporate compensation programs and policies, including compensation of the Chief Executive Officer, to assure said programs and policies are competitive and provide for internal equity; reviewing and advising the Chief Executive Officer on specific compensation matters for officers and executives; overseeing the Company's performance bonus programs; administering the Company's 1993 Stock Option Plan; administering the Company's 162(m) Bonus Plan; and performing such other duties as the Chairman of the Board may require. The HR/Compensation (Option Committee) is composed of three non-employee directors, Messrs. Dickstein, Bluestone and Burden. The HR/Compensation (Option Committee) held six meetings during Fiscal 1997.

     The Nominating Committee's functions include evaluating potential candidates for membership on the Company's Board of Directors and making recommendations to the Board regarding such candidates. The Nominating Committee is composed of three non-employee directors, Messrs. Bluestone, Burden and Montag.

COMPENSATION OF DIRECTORS

     The Company pays a fee of $2,000 per month to non-employee Directors, plus $1,000 for each meeting of the Board of Directors and $500 for each committee meeting attended, plus expenses. Committee chairmen receive $750 for each committee meeting attended. Mr. Edelstein does not receive Directors fees.

     Pursuant to the Company's 1996 Directors Stock Option Plan, each Participating Director has been granted an option to purchase 4,000 shares of the Company's Common Stock and will be granted an option to purchase 2,000 shares of the Company's Common Stock on the first business day of each fiscal year. Mr. Edelstein did not receive grants under the 1996 Directors Stock Option Plan.

     During Fiscal 1997, the Company paid Mr. Edelstein consulting fees of $400,000. The Company entered into a consulting agreement dated as of February 8, 1998 with Mr. Edelstein which extended a previous agreement dated February 7, 1997. The consulting agreement, under which Mr. Edelstein would assist the Company with its merchandise, marketing and strategic planning efforts, was for a term to February 7, 1999 and provided for compensation of $250,000. The consulting agreement provided that the Company will pay Mr. Edelstein a consulting fee of $250,000 per year. The consulting agreement terminated when Mr. Edelstein entered into the executive employment agreement discussed in Item 3(b) of the Schedule 14D-9.

EXECUTIVE OFFICERS

     Executive officers serve at the discretion of the Board of Directors and until their successors are elected and qualified. The following table sets forth certain information concerning the executive officers of the Company (as of November 12, 1998) who are expected to serve in such capacity until the consummation of the Merger (none of whom has a family relationship with any other executive officer):

NAME                                               AGE   POSITION
-----------------------------------------------   -----  -----------------------------------------------
Chaim Y. Edelstein.............................    56    Chairman of the Board and Chief Executive
                                                           Officer
Michael R. Hamilton............................    52    Executive Vice President--Operations
C. Scott Litten................................    49    Executive Vice President--Chief Financial
                                                           Officer
James P. Fitzpatrick...........................    54    Senior Vice President--Merchandise Planning and
                                                           Control
William K. Friend..............................    52    Senior Vice President--Secretary and Corporate
                                                           Counsel
Gregory B. Jones...............................    45    Senior Vice President--Marketing/Sales
                                                           Promotion
Jeffrey R. Sims................................    47    Senior Vice President--Logistics
Mark P. Ramsdell...............................    41    Senior Vice President--Hardlines and Home
                                                           Division
Joseph J. Staffieri............................    52    Senior Vice President--Human Resources
Alan M. Weingarden.............................    51    Senior Vice President--Chief Information
                                                           Officer
Jeffrey S. Califano............................    43    Vice President--Ladies Apparel and Accessories
John M. Doyle..................................    39    Vice President--Treasurer
Robert A. Greenwald............................    51    Vice President--Boston Softlines
Ralph D. Nemeth................................    44    Vice President--Regional Manager
Daniel L. Ostrowski............................    42    Vice President--Regional Manager
Brian J. Sheehan...............................    43    Vice President--Controller

The following is a brief summary of the background of each executive officer of the Company:

     Chaim Y. Edelstein was elected Chief Executive Officer on October 27, 1998. He has been Chairman of the Board since February 1996 and a Director and a consultant to the Company since July 1995. He has been a retail consultant since February 1994. From 1985 to February 1994 he was Chairman and Chief Executive Officer of Abraham & Straus, a division of Federated Department Stores, Inc.
Mr. Edelstein is a director of Independence Community Bank and Leslie Fay Companies, Inc., a designer, manufacturer and marketer of women's apparel.

     Michael R. Hamilton joined the Company as Executive Vice President--Operations on October 21, 1996. Prior to joining Hills, Mr. Hamilton had been Executive Vice President of Store Operations for Venture Stores, Inc. He joined Venture in 1973 and at the date of his departure from Venture he served as Executive Vice President of Stores, asset protection and leased businesses. In January 1998 Venture Stores, Inc. filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code.

     C. Scott Litten was elected Executive Vice President and Chief Financial Officer on April 23, 1996. Previously, he served as Senior Vice President--Finance of Hechinger Stores Company from May 1994 to September 1995 and as Chief Financial Officer at The Butler Group, Inc. from January 1993 to May 1994. He previously had served as Senior Vice President--Finance of Family Dollar Stores, Inc., as Vice President--Controller of Neiman Marcus Stores and was employed for approximately eight years by Arthur Andersen & Co. He is a certified public accountant.

     James P. Fitzpatrick has been Senior Vice President--Merchandise Planning and Control since August 4, 1997. He was a consultant from March 1997 to July 1997. He was Senior Vice President of Lechmere, Inc. and

Montgomery Ward & Co. from November 1995 to February 1997. He was Vice President--Merchandise Planning and Allocation of Hills from January 1994 to November 1995. He was Vice President--Controller of Hills from 1991 to January 1994.

     William K. Friend is Senior Vice President--Secretary and Corporate Counsel. From December 1985 to April 1, 1998, he was Vice President--Secretary and Corporate Counsel for Hills. Prior to joining Hills, Mr. Friend held senior management positions with SOCA Industries Inc. and Shoe Corporation of America, Hills' predecessor companies.

     Gregory B. Jones has been Senior Vice President--Marketing/Sales Promotion since September 2, 1997. He was Vice President, Marketing of Carpet One from August 1995 to August 1997. He was Vice President, Marketing of Today's Man from 1991 to August 1995.

     Jeffrey R. Sims is Senior Vice President--Logistics. From March 1997 to April 1, 1998, he was Vice President--Logistics. He was Director of Supply Chain Operations of Sunbeam, Inc. from December 1996 through February 1997. He was Vice President--Logistics of Thorn Americas, Inc. from March 1995 to March 1996. He was Vice President--Logistics of Lesco, Inc. from September 1992 to November 1994.

     Joseph J. Staffieri has been Senior Vice President--Human Resources since January 14, 1998. He was Director of Staffing and Associate Relations from July 1997 to January 14, 1998. He was Assistant Vice President--Field Human Resources of TJX Companies from June 1995 to July 1997. He was Vice President of Human Resources of Lechmere, Inc. from prior to 1993 until June 1995.

     Alan M. Weingarden has been Senior Vice President--Chief Information Officer since February 27, 1998. He was Senior Vice President--Chief Information Officer of Bradlee's, Inc. from April 1995 to February 1998. He was Vice President--Management Information Services of Laura Ashley, Inc. from April 1993 until April 1995. In June 1995 Bradlee's, Inc. filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code.

     Jeffrey S. Califano has been Vice President--Ladies Apparel and Accessories since December 1, 1997. He was Assistant Vice President--Merchandise Manager--Sportswear of the Company from May 1994 to October 1997 and was Merchandise Manager--Sportswear from January 1990 to May 1994.

     John M. Doyle joined the Company as Vice President--Treasurer on September 23, 1996. He had been Vice President and Treasurer of Carson Pirie Scott & Co. from 1995 to September 1996, and held various financial management positions since joining that company in 1991 and at Marshall Field's from 1985 to 1990. Mr. Doyle is a certified public accountant.

     Robert A. Greenwald has been Vice President--Boston Softlines since January 29, 1998. He was Vice President--General Merchandise Manager of Roses Stores, Inc. from January 1997 to January 1998. He was Executive Vice President--Merchandising and Advertising of Rich's Department Stores from April 1995 to January 1997. He was Senior Vice President--General Merchandise Manager of Jamesway Stores Inc. from May 1992 to April 1995. In October 1995, Jamesway Stores Inc. filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. In December 1996, Rich's Department Stores filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code.

     Ralph D. Nemeth has been Vice President--Regional Manager since April 6, 1998. He was Senior Vice President of APS Holding Corporation, a distributor of automotive replacement parts, from October 1996 to March 1998. He was Senior Vice President--Regional Manager of Venture Stores, Inc. from 1992 to September 1996. In February 1998, APS Holding Corporation filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code.

     Daniel L. Ostrowski has been Vice President--Regional Manager since January 6, 1997. He was Divisional Vice President--District Manager of Venture Stores Inc. from prior to 1993 to January 1997.

     Mark P. Ramsdell has been Senior Vice President--Hardlines and Home Division since May 26, 1998. He was Vice President--Home Division from February 1997 to May 1998. He was Merchandise Manager--Electronics Home Entertainment Division from May 1996 to February 1997. He was Vice President--General

Manager of the Toy Works Division of Melville Corp. from February 1994 to May 1996. He was Senior Vice President--General Merchandise Manager of Wholesale Depot LLP from prior to 1993 to February 1994.

     Brian J. Sheehan joined the Company as Vice President--Controller on September 5, 1996. Prior to joining Hills, Mr. Sheehan was Vice President and Chief Financial Officer of Healthcare Direct Inc., since November 1995. He served as Assistant Corporate Controller of Caldor Corporation from 1990 to 1995.

EMPLOYMENT CONTRACTS

     Effective February 7, 1996, the Company entered into an employment contract with Gregory K. Raven, the former President and Chief Executive Officer of the Company. The contract provided for a term commencing February 8, 1996 and terminating January 30, 1999, subject to automatic one-year renewals thereafter unless either the Company or Mr. Raven gave notice of non-renewal at least ninety (90) days prior to the expiration of the term. The contract provided for an initial base salary of $700,000 per year, subject to annual review, and a bonus target of 50% of base salary if performance goals established by the HR/Compensation Committee (Option Committee) of the Board of Directors were met. Mr. Raven had the right to terminate his employment contract for "Good Reason," defined as assignment of duties inconsistent with his position, removal from his position, a material reduction in benefits, a relocation of the Company's principal office outside the Boston metropolitan area or material breach by the Company. If the Company terminated Mr. Raven without cause or if he terminated his employment for "Good Reason," then Mr. Raven was entitled to severance pay equal to two times his base pay then in effect. If within two years following a Change in Control (as defined in the employment contract) the Company terminated Mr. Raven's employment without cause or he terminated his employment contract for Good Reason (other than a relocation of the Company's office), Mr. Raven's severance pay would be three times his then current base pay and three times his bonus for the current fiscal year (assuming all performance goals had been achieved). For purposes of Mr. Raven's employment contract, a Change in Control shall have occurred if: (i) a person or entity (other than Dickstein Partners Inc. and its affiliates) acquires 30% or more of the Company's voting stock,
(ii) the majority of the Board of Directors consists of persons who were not Incumbent Directors (members of the Board on February 7, 1996 or a person who becomes a member of the Board of Directors subsequent to February 7, 1996 whose election was supported by a majority of Incumbent Directors), (iii) the Company liquidates or sells substantially all of its assets, or (iv) the Company merges or consolidates with another company and the stockholders of the Company immediately before the combination hold 50% or less of the combined entity. If the Company gave Mr. Raven notice of non-renewal of Mr. Raven's employment contract, the Company would be required to pay Mr. Raven a lump sum equal to two times Mr. Raven's then base pay and continue his benefits for one year following expiration of the employment contract. Mr. Raven's employment contract provided for the issuance of 100,000 shares of restricted stock to Mr. Raven on the terms described in the section below captioned "Restricted Stock Agreements."
Mr. Raven's employment contract also provided for the issuance to Mr. Raven of options to purchase 300,000 shares of the Company's Common Stock under the Company's 1993 Stock Option Plan. See sections below captioned "Stock Option Table" and "Ten Year Option Repricings." Mr. Raven terminated his employment with the Company on October 27, 1998. See Item 3(b) of Schedule 14D-9.

     On November 11, 1996, the Company entered into an employment contract with Michael R. Hamilton, Executive Vice President--Operations, for a term of three years to October 21, 1999 at an initial base salary of $312,000 per year, subject to annual review and a bonus target of 50% of base salary. On
November 2, 1998, Mr. Hamilton's agreement was amended to extend the term to October 20, 2000. Mr. Hamilton is entitled to participate in any bonus, stock option or other incentive compensation plans and other benefit plans of the Company at a level commensurate with his position. See section below captioned "Stock Option Table".

     Effective November 11, 1997, the Company entered into an employment contract with C. Scott Litten, Executive Vice President--Chief Financial Officer, for a term of three (3) years to November 11, 2000 at an initial base salary of $350,000 per year, subject to annual review and a bonus target of 50% of base salary if performance goals are met. Mr. Litten is entitled to participate in any bonus, stock option or other incentive compensation plans and other benefit plans of the Company at a level commensurate with his position.

     Effective July 22, 1997, the Company entered into an employment contract with Frederick L. Angst, Executive Vice President--Chief Merchandising Officer, for a term of three (3) years to July 22, 2000 at a base salary of $350,000 per year, subject to annual review and a bonus target of 50% of base salary if performance goals are met. Mr. Angst was entitled to participate in any bonus, stock option or other incentive compensation plans and other benefit plans of the Company at a level commensurate with his position. Mr. Angst terminated his employment with the Company effective November 15, 1998. See Item 3(b) of Schedule 14D-9.

     Hills executives who participate in the Company's bonus plan, including Messrs. Raven, Hamilton, Litten, Angst and Ramsdell during the term of their employment, may receive a bonus up to 50% greater than the target amount if performance goals are exceeded. See the Compensation Committee Report.

RESTRICTED STOCK AGREEMENTS

     The Company entered into a Restricted Stock Agreement dated as of February 8, 1996 with Gregory K. Raven, the former President and Chief Executive Officer. Pursuant to said agreement, the Company issued Mr. Raven 100,000 shares of Common Stock, subject to the restrictions described below. Said shares may not be sold or otherwise disposed of until the restrictions expire. The restrictions were to expire as to 60,000 shares on January 30, 1999 and as to 40,000 shares on January 29, 2000. Furthermore, said restrictions were to terminate immediately upon (i) a Change in Control, as defined in Mr. Raven's employment contract, (ii) termination by the Company of Mr. Raven's employment contract other than for Cause, as defined in Mr. Raven's employment contract or
(iii) termination of Mr. Raven's employment by Mr. Raven for Good Reason, as defined in Mr. Raven's employment contract. The shares are subject to forfeiture prior to vesting upon the termination of Mr. Raven's employment other than as described in (ii) and (iii) above. Following the termination of Mr. Raven's employment with the Company on October 27, 1998, all shares of restricted stock issued to Mr. Raven immediately vested.

     The Company entered into a Restricted Stock Agreement with Chaim Y. Edelstein, Chairman of the Board and Chief Executive Officer, dated as of February 8, 1996. Pursuant to said agreement, the Company issued Mr. Edelstein 20,000 shares of Common Stock, subject to the restrictions described below. The restricted shares may not be sold or otherwise disposed of until the restrictions expire. The restrictions will expire as to 5,000 shares on each of the first four anniversaries of February 8, 1996, so long as Mr. Edelstein is at that time available, willing and able to provide consulting services to the Company and Mr. Edelstein's consulting agreement has not been terminated by the Company for Cause (as defined in the consulting agreement). The restrictions shall immediately terminate in the event of death or disability or if Mr. Edelstein terminates the consulting agreement for Good Reason after a Change of Control, as defined therein. The shares are subject to forfeiture prior to vesting should Mr. Edelstein not be available, willing and able to perform consulting services for the Company.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the 1934 Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of Common Stock and other equity securities of the Company with the Commission and the New York Stock Exchange. Officers, directors and greater than ten percent stockholders are required by the rules and regulations of the Commission to furnish the Company with copies of all
Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that, during the fiscal year ended January 31, 1998, its officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements applicable to them.

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the annual and long-term compensation earned by or paid to the Named Officers for services rendered to the Company during Fiscal 1997 and the two prior fiscal years (identified as fiscal years 1997, 1996 and 1995, respectively):

                           SUMMARY COMPENSATION TABLE
                              ANNUAL COMPENSATION

                                                                                        LONG TERM
                                                                                        COMPENSATION
                                      FISCAL                            OTHER ANNUAL    AWARDS: STOCK    ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR       SALARY      BONUS      COMPENSATION    OPTIONS (#)      COMPENSATION
-----------------------------------   ------    --------    --------    ------------    -------------    ------------
Gregory K Raven(1) ................    1997     $700,000    $      0      $117,137(2)      218,704(3)       $    0
  President and Chief                  1996      665,274     172,000(4)    141,221(5)      300,000               0
  Executive Officer                    1995           --          --            --              --              --
Michael R. Hamilton ...............    1997      318,667           0       111,411(6)       39,561(7)        3,200(8)
  Executive Vice President--           1996       87,533     175,000(4)     16,644(9)       50,000               0
  Operations                           1995           --          --            --              --              --
C. Scott Litten ...................    1997      310,417           0        10,347(10)      38,725(3)        3,200(8)
  Executive Vice President--           1996      177,230      85,000(4)    121,931(11)      50,000               0
  Chief Financial Officer              1995           --          --            --              --              --
Frederick L. Angst(12) ............    1997      309,535           0             0          39,973(3)        3,200(8)
  Executive Vice President--           1996      263,334      51,000         7,891(13)       5,000           3,200(8)
  Chief Merchandising Officer          1995      283,276     100,000             0          10,000(7)        3,000(8)
Mark P. Ramsdell ..................    1997      171,959      54,000             0          12,000           1,591(8)
  Senior Vice President--              1996       90,902       7,500             0               0              --
  Hardlines and Home Division          1995           --          --            --              --              --

------------------
 (1) As of October 27, 1998, Mr. Raven terminated his employment with the Company, and his options were cancelled upon such termination.

 (2) Consists of relocation expenses including a "gross up" of $43,629 for federal and state taxes.

 (3) Includes repricing of options previously granted. See sections below captioned "Stock Option Table" and "Ten Year Option Repricings."

 (4) The amounts shown represent, in the case of Mr. Raven, a bonus guaranteed by his employment contract; in the case of Mr. Hamilton, a hiring bonus of $75,000 and a guaranteed bonus of $100,000; and in the case of Mr. Litten, a hiring bonus of $25,000 and a guaranteed bonus of $60,000.

 (5) Consists of relocation expenses, including a "gross up" of $54,984 for federal and state taxes.

 (6) Consists of relocation expenses, including a "gross up" of $46,885 for federal and state taxes.

 (7) Consists of repricings of options previously granted. See section below captioned "Ten year Option Repricings."

 (8) Consists of Company contributions to the Company's 401(k) plan.

 (9) Consists of relocation expenses.

(10) Consists of relocation expenses, including a "gross up" of $4,710 for federal and state taxes.

(11) Consists of relocation expenses, including a "gross up" of $48,375 for federal and state taxes.

(12) Effective November 15, 1998, Mr. Angst terminated his employment with the Company, and his options were cancelled upon such termination.

(13) Consists of relocation expenses, including a "gross up" of $3,691 for federal and state taxes.

                              OPTION GRANTS TABLE

     The following table sets forth grants during Fiscal 1997 of options to purchase shares of the Company's Common Stock under the Company's 1993 Stock Option Plan to the Named Officers. In addition to the grants described in the table below, on March 10, 1998, the Named Officers were granted options to purchase shares of the Company's Common Stock under the 1993 Stock Option Plan as follows: Mr. Raven, 30,000 shares; Messrs. Hamilton, Litten and Angst, 10,000 shares each; and Mr. Ramsdell, 3,000 shares. Said grants are at an exercise price of $2.75 per share, the closing price of the Company's Common Stock on the New York Stock Exchange on the date of the grant, and have a ten year term, expiring March 10, 2008.

                                                                                                 POTENTIAL REALIZABLE
                                                                                                   VALUE AT ASSUMED
                                         NUMBER OF     % OF TOTAL                                ANNUAL RATES OF STOCK
                                         SECURITIES    OPTIONS                                    PRICE APPRECIATION
                                         UNDERLYING    GRANTED TO      EXERCISE                   FOR OPTION TERM(1)
                                          OPTIONS      EMPLOYEES IN    OR BASE     EXPIRATION    ---------------------
NAME                                      GRANTED      FISCAL YEAR      PRICE        DATE                  5%
--------------------------------------   ----------    ------------    --------    ----------    ---------------------
Gregory K. Raven(2)...................     193,704(3)      26.1%        $ 5.00      02/07/06           $ 456,747
                                            25,000          3.4          4.625      03/11/07              63,747
Michael R. Hamilton...................      39,561(3)       5.3           5.00      10/21/06             102,967
C. Scott Litten.......................      28,725(3)       3.9           5.00      04/23/06              69,459
                                            10,000          1.4          4.625      03/11/07              25,499
Frederick L. Angst(4).................       5,917(3)         *           5.00      04/21/04              10,227
                                             3,056(3)         *           5.00      03/25/06               7,296
                                             6,000            *          4.625      03/11/07              15,299
                                            25,000          3.4           2.75      07/22/07              39,681
Mark P. Ramsdell......................       4,500            *          4.625      03/11/07              11,475
                                             4,000            *          5.125      08/20/07              11,965
                                             3,500            *           3.75      11/11/07               7,915


NAME                                          10%
--------------------------------------  ---------------------
Gregory K. Raven(2)...................       $ 1,901,861
                                                 157,013
Michael R. Hamilton...................           250,942
C. Scott Litten.......................           166,814
                                                  62,805
Frederick L. Angst(4).................            23,263
                                                  17,474
                                                  31,735
                                                  98,763
Mark P. Ramsdell......................            28,262
                                                  29,852
                                                  19,886

------------------

 *  Less than 1%

(1) The amounts shown as potential realizable value illustrate what might be realized upon exercise immediately prior to expiration using the 5% and 10% appreciation rates established in regulations of the Commission, compounded annually. The potential realizable value is not intended to predict future appreciation of the price of the Company's Common Stock. The values shown do not consider nontransferability, vesting over five years or termination of the options upon termination of employment.

(2) Mr. Raven's options were cancelled upon his resignation as of October 27, 1998.

(3) Repricing of previously granted option. See table captioned "Ten Year Option Repricings" below.

(4) Mr. Angst's options were cancelled upon his resignation effective November 15, 1998.

                           TEN YEAR OPTION REPRICINGS

     The following table sets forth all stock option repricings during Fiscal 1997 and during the Company's last ten (10) years relating to the Named Officers.

                                          NUMBER OF     NUMBER OF                                            LENGTH OF
                                          SECURITIES    SECURITIES                                           ORIGINAL
                                          UNDERLYING    UNDERLYING    EXERCISE      MARKET                  OPTION TERM
                                           OPTIONS       OPTIONS      PRICE AT     PRICE AT       NEW        REMAINING
                                          PRIOR TO        AFTER       TIME OF      TIME OF      EXERCISE    AT DATE OF
NAME                            DATE      REPRICING     REPRICING     REPRICING    REPRICING     PRICE       REPRICING
---------------------------   --------    ----------    ----------    ---------    ---------    --------    -------------
Gregory K. Raven(1)........   03/11/97      300,000       193,704      $10.125      $ 4.625     $   5.00       02/07/06
                              03/08/96      300,000       300,000        12.00        9.875       10.125       02/07/06
Michael R. Hamilton........   03/11/97       50,000        39,561        7.125        4.625         5.00       10/21/06
C. Scott Litten............   03/11/97       50,000        28,725        12.75        4.625         5.00       04/23/06
Frederick L. Angst(2)......   03/11/97       10,000         5,917        12.00        4.625         5.00       04/21/04
                              03/11/97        5,000         3,056        11.25        4.625         5.00       03/25/06
                              11/04/95       15,000        10,000        19.50         9.25        12.00       04/21/04
Mark P. Ramsdell...........         --           --            --           --           --           --             --

------------------

(1) Mr. Raven's options were cancelled upon his resignation as of October 27, 1998.

(2) Mr. Angst's options were cancelled upon his resignation effective November 15, 1998.

     On March 11, 1997, the Company offered to Hills employees holding stock options the opportunity to reprice their then existing stock options. Under the terms of the offer, subject to certain restrictions on exercise, the holder of a stock option was given the opportunity to exchange his or her stock options, which had exercise prices ranging from $3.00 to $12.75 per share, for a reduced number of stock options at an exercise price of $5.00 per share. On March 11, 1997, the closing price of the Company's Common Stock on the New York Stock Exchange was $4.625 per share.

     The amount of the reduction in the number of stock options was based on a formula pursuant to which Vice Presidents and above, including Mr. Raven, had their stock options reduced to a proportionately greater degree than other members of management. In addition, the repricing was contingent on recipients agreeing not to exercise any repriced stock options for one year following repricing and not to exercise more than one-half of otherwise exercisable repriced stock options during the second year following the repricing. Subject to the foregoing sentence, vesting did not change.

     A majority of Hills executives holding stock options, including Messrs. Raven, Litten, Hamilton and Angst, accepted the offer, and their stock options were repriced accordingly.

     As a result of the March 1997 repricings, holders of the Company's stock options relinquished, on a net basis, options to purchase 226,015 shares of Common Stock, including 144,037 options relinquished, on a net basis, in the aggregate by Mr. Raven and the other Named Officers.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth information regarding the number and value of stock option exercises during the last fiscal year and unexercised stock options as of January 31, 1998.

                                                                    NUMBER OF UNEXERCISED        VALUE OF UNEXERCISED IN THE
                                                                      OPTIONS AT FISCAL                MONEY OPTIONS AT
                                      SHARES                               YEAR END                        YEAR END
                                      ACQUIRED       VALUE       ----------------------------    ----------------------------
NAME                                  ON EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-----------------------------------   -----------    --------    -----------    -------------    -----------    -------------
Gregory K. Raven(1)................        0             0          96,851(2)      121,853            0                  0
Michael R. Hamilton................        0             0           7,912(2)       31,649            0                  0
C. Scott Litten....................        0             0           5,745(2)       32,980            0                  0
Frederick L. Angst(3)..............        0             0           5,048(2)       34,925            0            $ 9,375
Mark P. Ramsdell...................        0             0               0          12,000            0                  0

------------------
(1) Mr. Raven's options were cancelled upon his resignation as of October 27, 1998.

(2) In connection with their March 11, 1997 stock option repricings, all holders of repriced stock options, including Messrs. Raven, Litten, Hamilton and Angst, agreed not to exercise any stock options for one year following the repricings and not to exercise more than one-half of the stock options which would otherwise be exercisable during the second year following the repricing. See section above captioned "Ten Year Option Repricings."

(3) Mr. Angst's options were cancelled upon his resignation effective November 15, 1998.

                  REPORT OF THE COMPENSATION COMMITTEE OF THE
                BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION(1)

     The Company's Board of Directors has established the HR/Compensation Committee (Option Committee) (the "Committee"), consisting entirely of non-employee Directors. The Committee's functions include:

    (i)  Reviewing the corporate compensation programs, including the compensation of the Chief Executive
         Officer, and policies to insure that the programs and policies are competitive and provide for internal fairness;
   (ii)  Reviewing and advising the Chief Executive Officer about specific compensation matters for officers and executives;
  (iii)  Overseeing the Company's performance bonus program;
   (iv)  Administering the Hills Stores Company 1993 Incentive and Nonqualified Stock Option Plan;
    (v)  Administering the Hills Stores Company 162(m) Bonus Plan; and
   (vi)  Such other duties as the Chairman of the Board may assign.

  Overview

     The objective of the Company's executive compensation program is to attract and retain executives with high levels of talent and expertise in areas related to retailing and to encourage these executives to achieve superior performance on behalf of the Company and its shareholders. The company believes the changes made to its executive compensation program in 1996 (adjusting salaries, especially below the vice president level, and tying bonus eligibility and payout more closely to individual performance) have brought the Company more in line with the companies with which it competes for executive talent, enabled it to attract and retain talented people and to become more competitive in the marketplace.

     Executive compensation generally consists of the following basic components: base salary, performance bonus, stock option grants and awards of restricted stock.

  Base Salary

     Base salaries for executive officers are determined by the company by evaluating the duties and responsibilities of each position and the experience of the executive and by conducting executive salary surveys and comparing salaries for similar positions with other companies. Annual salary increases and adjustments are determined by the Company and based on individual performance, changes in responsibilities, and market-based salary comparisons with other retail companies. Salaries of all executives are reviewed annually.

  Performance Bonus

     A portion of executive compensation is directly related to Company performance by means of the Company's performance bonus program, which was revised in 1996 to place greater emphasis on individual performance and to provide additional incentives for outstanding performance. Depending on position, bonus targets range from 15% to 50% of an executive's base salary. Actual payout is determined by Company performance, including achievement of financial and profit goals, and by individual performance.

     Early in each year, the Board of directors approves performance goals for the Company and for individual executives. Individual performance goals vary by position. Even if company performance goals are met, individual bonuses may be less than targeted amounts if individual goals are not met. In addition, it is possible for an executive who meets or exceeds individual goals to receive a bonus even if Company goals are not met. In order to reward superior performance, bonuses for certain individuals can exceed the target amount by up to 50% if performance goals are exceeded.

------------------
(1) The material in this report is not "soliciting material," is not deemed filed with the Commission, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in any such filing.

     For the fiscal year ended January 31, 1998, the company goal was a target of earnings before interest, taxes, depreciation and amortization (EBITDA). The size of the bonus pool is determined by the level of attainment of the Company's goals. EBITDA thresholds in descending amounts were established for a full target bonus pool and lesser bonus pools. In Fiscal 1997, the company failed to meet its bonus goals. Therefore, executives whose bonus eligibility was tied entirely to Company performance, including Messrs. Raven, Litten, Hamilton and Angst, did not receive bonuses. Because a portion of Mr. Ramsdell's bonus eligibility was based on his attainment of individual goals, and because he far exceeded those goals, Mr. Ramsdell earned a cash bonus of $54,000.

  Stock Option Plan

     The Company's 1993 Stock Option Plan is intended to provide a long-term incentive and to motivate executives to increase the long-term market value of the Company's Common Stock. During the fiscal year ended January 31, 1998, options to purchase a total of 742,240 shares of the Common Stock of the Company were granted to 126 individuals, including Messrs. Raven, Litten, Hamilton, Angst and Ramsdell. See the section captioned "Option Grants Table".

     The Committee determines the amount and timing of grants under the Company's 1993 Stock Option Plan. No member of the Committee has received a grant under the 1993 Stock Option Plan.

  Repricing of Stock Options

     On March 11, 1997, recognizing that exercise prices with respect to options held by employees under the 1993 Stock Option Plan were substantially above the fair market value of the Common Stock, the Committee offered Hills employees holding stock options, including Mr. Raven and the other then current executive officers named in the Summary Compensation Table, the opportunity to reprice their then existing stock options. Under the terms of the offer, subject to agreeing to certain restrictions on exercise, the holder of an option was given the opportunity to exchange his or her stock options, which had exercise prices ranging from $3.00 to $12.75 per share, for a reduced number of stock options at an exercise price of $5.00 per share. On March 11, 1997, the closing price of the Company's Common Stock on the New York Stock Exchange was $4.625 per share.

     The amounts of the reduction in the number of options was based on a formula, with Vice Presidents and above, including Mr. Raven, having their options reduced to a proportionately greater degree than other members of management. In addition, the offer was conditioned on the holder of an option agreeing not to exercise any repriced stock options for one year after the repricing and not to exercise more than one-half of repriced stock options which would otherwise be exercisable during the second year following the repricing. Subject to the foregoing sentence, vesting did not change.

     A majority of executives holding stock options, including Messrs. Raven, Litten, Hamilton and Angst, accepted the offer, and their stock options were repriced accordingly. The results of the repricing are as follows: Mr. Raven exchanged 300,000 stock options with an exercise price of $10.125 per share for 193,704 stock options with an exercise price of $5.00 per share. Mr. Litten exchanged 50,000 stock options with an exercise price of $12.75 per share for 28,725 stock options with an exercise price of $5.00 per share. Mr. Hamilton exchanged 50,000 stock options with an exercise price of $7.125 per share for 39,561 stock options with an exercise price of $5.00 per share. Mr. Angst exchanged 10,000 stock options with an exercise price of $12.00 per share for 5,917 stock options with an exercise price of $5.00 per share and 5,000 stock options with an exercise price of $11.25 per share for 3,056 stock options with an exercise price of $5.00 per share.

     As a result of the March 1997 repricings, holders of the Company's stock options relinquished, on a net basis, options to purchase 226,015 shares of Common Stock, including 144,037 options relinquished, on a net basis, in the aggregate by Mr. Raven and the other Named Officers.

     The Committee believes that the foregoing option repricings will motivate and provide additional incentive to the grantees to improve the Companies performance and enhance shareholder value.

  Restricted Stock Awards

     From time to time the Committee may make awards of restricted stock to individuals including executive officers. On February 7, 1996, the Company awarded Mr. Raven 100,000 shares of restricted stock and

Mr. Edelstein 20,000 shares of restricted stock. The Company believes that restricted stock awards assist the Company in attracting and retaining qualified individuals and serve to motivate the recipients to improve the company's operating results and enhance shareholder value.

  Compensation of Chief Executive Officer

     The Company entered into an employment agreement dated February 8, 1996 with Gregory K. Raven as President and Chief Executive Officer for a term from February 8, 1996 to January 30, 1999 at a salary of $700,000 per year, subject to annual review. Mr. Raven's contract provides for a targeted bonus amount of 50% of his base salary, subject to meeting performance goals. Because the company failed to meet its bonus goals for fiscal 1997, Mr. Raven did not receive a bonus. Mr. Raven's contract provides for a targeted bonus amount of 50% of his base salary, subject to meeting performance goals. Because the company failed to meet its bonus goals for fiscal 1997, Mr. Raven did not receive a bonus. Mr. Raven's contract provided for a grant of 300,000 options pursuant to the 1993 Stock Option Plan and an award of 100,000 shares of restricted stock.

  Section 162(m) Policy

     Section 162(m) of the Internal Revenue code provides that annual compensation in excess of $1,000,000 to the Company's Chief Executive Officer or any other Named officer will not be tax deductible by the Company, subject to certain exceptions, which include shareholder approved programs. The Hills Stores Company 162(m) Bonus Plan permits the Company to maximize tax deductibility of cash compensation in excess of $1,000,000 by setting performance standards and designating participants early in each year. Executives who participate in the Company's 162(m) Bonus Plan do not participate in the Company's regular performance bonus plan.

     While it is the policy of the Committee to maximize the tax deductibility to the Company of compensation to executive officers where practicable, the Committee reserves the right to establish alternative arrangements for otherwise eligible executives if it determines in its discretion that it would be in the best interest of the Company and its shareholders to do so, even if the result is loss of tax deductibility to the company for certain compensation arrangements.

     No member of the Committee is a current or former officer or employee of the Company or any of its subsidiaries.

                                          HR/COMPENSATION COMMITTEE
                                          (OPTION COMMITTEE)
                                          Mark B. Dickstein
                                          Stanton J. Bluestone
                                          John W. Burden III

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During Fiscal 1997, no executive officer of the Company (i) served on the board of directors of any company of which Mr. Dickstein, Mr. Bluestone or Mr. Burden (the members of the Company's HR/Compensation Committee (Option Committee)) was an executive officer or (ii) served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of such a committee, on the board) of another entity, one of whose executive officers if a member of the Board of Directors of the Company.

                               PERFORMANCE GRAPHS

     The following graphs compare the percentage change in cumulative total stockholders return on the Common Stock of the Company and Hills Department Stores, Inc. (the "Predecessor Company") to the cumulative total stockholders return of the S&P 500 and to the cumulative total stockholders return of the S&P Retail Composite. The Predecessor Company graph covers the period January 31, 1993 to October 4, 1993 and assumes an investment of $100 in the Common Stock of the Predecessor Company and each index on January 31, 1993. The Company graph covers the period from October 5, 1993 to January 31, 1998 and assumes an investment of $100 in the Company's Common Stock and in each index on October 5, 1993.

                          TOTAL SHAREHOLDER RETURNS



                                   Period Jan-93   4-Oct-98
                                   -------------   --------

Retail Stores-Composite               100.00         94.08
S&P 500 Index                         100.00        107.36
Hills Department Stores, Inc.         100.00         26.68



                           Oct-93   Jan-94   Jan-95   Jan-96   Jan-97   Jan-98
                           ------   ------   ------   ------   ------   ------
Retail Stores-Composite    100.00   102.36    94.78   102.20   122.00   180.91
S&P 500 Index              100.00   105.12   105.68   146.54   185.14   234.96
Hills Department
 Stores, Inc.              100.00   100.58    99.42    47.67    12.79    14.53